Exhibit 99.46

CREDIT AGREEMENT

Dated as of December 1, 2014

between

KNIGHT THERAPEUTICS INC.

as Lender

– and –

CRH MEDICAL CORPORATION

as Borrower

i

Table of Contents (continued)

ii

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is made with effect as of the 1st day of December 2014, by and between CRH MEDICAL CORPORATION, a corporation formed under the laws of the Province of British Columbia (the “Borrower”) and KNIGHT THERAPEUTICS INC., a corporation formed under the laws of Canada, and one or more Persons to whom the foregoing or their permitted assigns may from time to time assign an interest in the Loan Documents (as defined below) (collectively, the “Lender”);

RECITALS:

WHEREAS the Borrower desires that the Lender extend the Loan (as defined below) to the Borrower for the purpose of financing the acquisition of GAA, and the Lender has indicated its willingness to lend on the terms and conditions set forth herein;

AND WHEREAS the parties wish to provide for the terms and conditions upon which the Loan shall be made;

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS

1.1          General Definitions.

In this Agreement the following terms shall have the following meanings:

(a)                                                                                 “Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (i) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (ii) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person.

(b)                                                                                 “Action Request” means any request from any Governmental Authority under any Environmental Law whereby such body or agency requests that the Person requested takes action or steps or does acts or things in respect of any Property in its charge, management or control to remediate a matter which is not or is alleged not to be in compliance with all Environmental

Laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(c)                                                                                  “Advance” means the advance of $30,000,000 to be made by the Lender in favour of the Borrower in respect of the Loan.

(d)                                                                                 “Affiliate” means: (i) any Person which, directly or indirectly, controls, is controlled by or is under common control with any other Person; (ii) any Person which beneficially owns or holds, directly or indirectly, ten percent (10%) or more of any class of voting stock or Equity Interest (including partnership interests) of any other Person; (iii) any Person, ten percent (10%) or more of any class of the voting stock (or if such Person is not a corporation, ten percent (10%) or more of the Equity Interest, including partnership interests) of which is beneficially owned or held, directly or indirectly, by any other Person; or (iv) any Person related within the meaning of the Income Tax Act (Canada) to any such Person and includes any “Affiliate” within the meaning specified in the Canada Business Corporations Act on the date hereof. For the purposes of this definition, control of any Person (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to elect or appoint a majority of the board of directors of, or persons performing similar functions in respect of, such Person, whether through the ownership of voting securities, by contract, or otherwise.

(e)                                                                                  “Agreement” means this agreement and all schedules attached hereto; the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement, as amended, restated or supplemented from time to time, as a whole and not to any particular Article, Section, Schedule, or other portion hereof or thereof.

(f)                                                                                   “Annual Business Plan” means the annual business plan of the Borrower, prepared on a Consolidated basis, with detailed financial projections and budgets on a quarter to quarter basis for the following one (1) Fiscal Year, in each case consisting of a balance sheet, statement of income, retained earnings, statement of cash flows, proposed Capital Expenditures and a list of assumptions upon which such projections are based.

(g)                                                                                  “Annual Fee” shall have the meaning ascribed to it in Section 4.7.

(h)                                                                                 “Applicable Law” means (i) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (ii) any judgement, order, writ, injunction, decision, ruling, decree or award; (iii) any regulatory policy, practice, guideline or directive; or (iv) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

(i)                                                                                     “Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”.

(j)                                                                                    “Associate” means an “associate” as defined in the Business Corporations Act (Ontario).

(k)                                                                                 “Audited Financial Statements” means the audited Consolidated statement of financial position of the Borrower for the Fiscal Year ended December 31, including, without limitation, balance sheet, statement of income and retained earnings and statements of cash flows for such Fiscal Year prepared in accordance with IFRS.

(l)                                                                                     “Auditor” means the Borrower’s auditor, being KPMG, LLP and includes its successors and any replacement auditor of recognized national standing from time to time.

(m)                                                                             “Bloom Burton” means Bloom Burton Healthcare Structured Lending Fund II.

(n)                                                                                 “Bloom Burton Loan” means the loan made available by Bloom Burton to the Borrower in the amount of $2,000,000, as amended, restated, supplemented or replaced from time to time.

(o)                                                                                 “Board” means the Borrower’s board of directors.

(p)                                                                                 “Borrower” means CRH Medical Corporation, a corporation incorporated under the laws of the Province of British Columbia, and its permitted successors and assigns.

(q)                                                                                 “Borrower’s Financing Notice” shall have the meaning ascribed to it in Section 3.3(c).

(r)                                                                                    “Business” means the provision of products and services in respect of gastroenterological practices and hemorrhoid treatments.

(s)                                                                                   “Business Day” means a day (other than Saturday or Sunday) on which banks are generally open for business in Toronto, Ontario, Montreal, Québec and Vancouver, British Columbia.

(t)                                                                                    “Canadian Pension Plan” means any “pension plan” or “plan” that is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor.

(u)                                                                                 “Capital Expenditures” means, for any period, any expenditure made by any Person for the purchase, lease, acquisition, licence, erection, development, improvement, construction, repair or replacement of capital assets, and any expenditure related to a Capital Lease or any other expenditure required to be capitalized, all as determined in accordance with IFRS.

(v)                                                                                 “Capital Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person.

(w)                                                                               “Cash Balance Statement” shall have the meaning ascribed to it in Section 9.1(y)(iii).

(x)                                                                                 “Cash Fee” shall have the meaning ascribed to it in Section 4.6(a) hereof.

(y)                                                                                 “Change of Control” means, with respect to the Borrower, the acquisition by any Person or group of Persons who act together in concert for such purpose of (i) shares or other voting Equity Interests of the Borrower to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors or other Persons charged with the direction of the management of the Borrower and which, if exercised, are sufficient to elect a majority of such directors or other management Persons, or (ii) any other right to appoint a majority of such directors or other management Persons or with respect to any Person who from time to time has previously met the foregoing test the further acquisition by such Person or group of Persons who act together in concert for such purpose of any further units or other voting Equity Interests of the Borrower.

(z)                                                                                  “Closing Date” means December 1, 2014 or such other date on which the Advance is made concurrently with the closing of the GAA Transaction.

(aa)                                                                          “Collateral” means all of the undertaking and Property, present and future, real, immovable, personal and immovable, of each Obligor, now or hereafter pledged, hypothecated, granted or assigned to the Lender to secure, either directly or indirectly, repayment on account of payment of any of the Obligations.

(bb)                                                                          “Compliance Certificate” means the certificate required pursuant to Section 8.2, substantially in the form annexed as Schedule 8.2 and signed by the President and Chief Financial Officer of the Borrower.

(cc)                                                                            “Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with IFRS, of the financial condition or operating results of such Person.

(dd)                                                                          “Consolidated Net Income” means, for any period, the Consolidated net income after tax of the Borrower for such period.

(ee)                                                                            “Contingent Obligation” means, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent, (i) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (ii) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase Property, Equity Interests or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (iv) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term “Contingent Obligation” shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

(ff)                                                                              “Control Agreement” means a control agreement, in form and substance satisfactory to the Lender, executed and delivered by each applicable Obligor, the Lender (or in the Lender’s discretion, the Collateral Agent), and the applicable securities intermediary with respect to a Securities Account or a deposit-taking institution with respect to a Deposit Account.

(gg)                                                                            “Controlled Group” means, in respect of any Obligor operating in the United States, all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with such Obligor or any of its Subsidiaries, are treated as a single employer under Section 414(b) or (c) of the Revenue Code.

(hh)                                                                          “CRH Anaesthesia” means CRH Anaesthesia Management Ltd., a Delaware unlimited liability company and its permitted successors and assigns.

(ii)                                                                                  “CRH Medical” means CRH Medical Corporation, a Delaware company and its permitted successors and assigns.

(jj)                                                                                “Debt” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (i) all indebtedness of such Person for borrowed money; (ii) all obligations of such Person for the deferred purchase price of Property or services which constitute indebtedness; (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (iv) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property); (v) all obligations of such Person as lessee under leases that have been or should be, in accordance with IFRS, recorded as Capital Leases; (vi) all reimbursement obligations, contingent or otherwise, of such Person under acceptance, letter of credit and similar facilities; (vii) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person (for greater certainty, not including obligations with respect to unexercised options and rights of first refusal and where conditions precedent to the purchase, redemption, retirement, defeasance or other acquisition of such obligations have not occurred); (viii) all Contingent Obligations of such Person in respect of Debt of another Person; and (ix) any other obligation arising under arrangements or agreements that, in substance, provide financing to such Person.

(kk)                                                                          “Deemed Interest Rate” means the interest rate applicable to the Loan as set out in Section 4.1 or 4.3, as the case may be, from time to time.

(ll)                                                                                  “Default” means any event or condition which, with the giving of notice, the lapse of time or both, would constitute an Event of Default.

(mm)                                                                  “Deposit Account” means any “deposit account” as such term is defined in the UCC.

(nn)                                                                          “Depreciation Expense” means, for any period with respect to any Person, depreciation, amortization, depletion and other like reductions to income of such Person for such period not involving any outlay of cash, determined, without duplication and determined on a consolidated basis, in accordance with IFRS;

(oo)                                                                          “Disposition” means any sale, assignment, transfer, conveyance, lease or other disposition of any asset of any Obligor in a single transaction or a series of related transactions and the word “Dispose” shall have a correlative meaning.

(pp)                                                                          “Distribution” means, with respect to any Person, any payment, directly or indirectly, by such Person: (i) of any dividends on any shares of its capital, other than dividends payable in shares; (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any

Equity Interests; (iii) of any other distribution in respect of any Equity Interests; or (iv) of any management, consulting or similar fee or compensation or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director, officer or member of the management of such Person or an Affiliate of such Person or to any Person not dealing at Arm’s Length with such first Person (for greater certainty, compensation (including bonuses) paid by an Obligor in the course of its business to directors, officers and members of management of Obligors shall not constitute Distributions hereunder).

(qq)                                                                          “Earn Out Comfort Letter” means the financial comfort letter from the Lender dated the date of this Agreement addressed to GAA, [REDACTED] and the Borrower related to a possible backstop commitment to the Borrower in connection with the Earn Out Obligations.

(rr)                                                                                “Earn Out Obligation” means the obligation of GAA to pay up to US$14,655,600 to [REDACTED], LLC pursuant to the GAA Asset Purchase Agreement.

(ss)                                                                              “EBITDA” means, for any period, Consolidated Net Income for the Borrower earned during such period, plus, to the extent deducted in calculating Consolidated Net Income (without duplication):

(i)                                       Interest Expense for such period;

(ii)                                    Income Tax Expense for such period;

(iii)                                 Depreciation Expense for such period; and

(iv)                                foreign exchange losses for such period;

decreased by the sum (without duplication) of:

(v)                                   extraordinary, unusual or non-recurring items for such period;

(vi)                           dividend and interest income earned or received for such period; and

(vii)                        foreign exchange gains for such period.

(tt)                                                                                “EMA” means the European Medicines Agency, or any successor agency thereof.

(uu)                                                                          “Environmental Laws” means all Applicable Laws relating to Materials of Environmental Concern, pollution or protection of health, safety or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, storage, disposal or transport of Materials of Environmental Concern.

(vv)                                                                          “Equipment” means all machinery, apparatus, equipment, fittings, furniture, fixtures, motor vehicles and other tangible personal or movable Property (other than Inventory) of every kind and description used in a Person’s operations or owned by such Person or in which such Person has an interest, whether now owned or hereafter acquired by such Person and wherever located, and all parts, accessories and tools and all increases and accessories thereto and substitutions and replacements therefor.

(ww)                                                                      “Equity Financing” means the completion of an offering of the Borrower’s equity securities or securities convertible into equity securities.

(xx)                                                                          “Equity Interests” means (i) in the case of any corporation or company, all shares or capital stock and any securities exchangeable for or convertible into shares or capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity, (iii) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable, and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (i), (ii), (iii) or (iv), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.

(yy)                                                                          “Equivalent” means with respect to any two currencies, the amount obtained in one currency when an amount in the other currency is translated into the first currency in accordance with Section 1.4 hereof.

(zz)                                                                            “ERISA” means the Employee Retirement Income Security Act of 1974 of the United States, together with the regulations thereunder as the same may be amended from time to time.

(aaa)                                                                   “ERISA Plan” means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Revenue Code (other than a multiemployer plan) that either (i) is maintained by the Obligors or any of them, or (ii) with respect to which the Obligor has or may have liability.

(bbb)                                                                   “Event of Default” shall have the meaning ascribed to it in Article 11 hereof.

(ccc)                                                                      “FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

(ddd)                                                                   “Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and guarantees or Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations.

(eee)                                                                      “Financial Statements” means the statements of financial position of the Borrower, including without limitation, the balance sheet, statement of income and retained earnings and statement of cash flows of the Borrower, the Cash Balance Statement, all prepared in accordance with IFRS and consistent with the approach used by the Borrower in its Audited Financial Statements.

(fff)                                                                         “Fiscal Quarter” means any of the quarterly accounting periods of the Borrower ending on March 31, June 30, September 30, and December 31 of each year.

(ggg)                                                                      “Fiscal Year” means any period of twelve consecutive months ending on December 31 of any calendar year.

(hhh)                                                                   “GAA” means Gastroenterology Anesthesia Associates, LLC, a Georgia limited liability company and its permitted successors and assigns.

(iii)                                                                               “GAA Asset Acquisition” means the acquisition by GAA of the assets of [REDACTED], LLC pursuant to the GAA Asset Purchase Agreement.

(jjj)                                                                            “GAA Asset Purchase Agreement” means that certain Agreement for Purchase and Sale of Assets  dated as of December 1, 2014, by and among GAA, (ii) [REDACTED], L.L.C., a Florida limited liability company (and successor by conversion from [REDACTED], LLC, a Georgia limited liability company), (iii) [REDACTED], LLC, a Florida limited liability company, and (iv) [REDACTED].

(kkk)                                                                   “GAA Business” means the business of owning and operating a medical practice specializing in anesthesiology and providing medical services to patients at certain ambulatory surgical centres.

(lll)                                                                               “GAA Equity” means all of the issued and outstanding Equity Interests of GAA.

(mmm)                                                       “GAA Equity Acquisition” means the purchase by [REDACTED] of the GAA Equity pursuant to the GAA Equity Purchase Agreement.

(nnn)                                                                   “GAA Equity Purchase Agreement” means that certain Membership Interest Purchase Agreement dated as of December 1, 2014, by and among [REDACTED], a Georgia professional corporation, [REDACTED], a Georgia professional corporation, GAA and [REDACTED].

(ooo)                                                                   “GAA Loans” means the loans, guarantees and security provided under the following documents:

(i)                                                                                     the Promissory Note and Security Agreement dated December 1, 2014 between GAA, as borrower, and CRH Medical, as lender, in the principal amount of $[REDACTED];

(ii)                                                                                  the Promissory Note and Security Agreement dated December 1, 2014 between [REDACTED], as borrower, and CRH Medical, as lender, in the principal amount of $[REDACTED];

(iii)                                                                               the Guaranty dated December 1, 2014 by [REDACTED]  and [REDACTED] for the benefit of CRH Medical;

(iv)                                                                              the Guaranty dated December 1, 2014 by GAA for the benefit of CRH Medical;

(v)                                                                                 the Guaranty dated December 1, 2014 by [REDACTED]  for the benefit of CRH Medical; and

(vi)                                                                              the Pledge Agreement dated December 1, 2014 between [REDACTED], [REDACTED], GAA and CRH Medical.

(ppp)                                                                   “GAA Transaction” means the transactions contemplated by the GAA Asset Purchase Agreement, the GAA Equity Purchase Agreement and the GAA Loans.

(qqq)                                                                   “Governmental Authority” means the government of Canada, the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supranational bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

(rrr)                                                                            “Guarantors” means, collectively, GAA, [REDACTED], and all Subsidiaries of the Borrower from time to time and includes, without limitation, each of those Persons identified on Schedule 1.1(hhh) and their successors and assigns and “Guarantor” means any one of them.

(sss)                                                                         “Health Canada” means Health Canada and any successor agency thereto.

(ttt)                                                                            “Hedge Arrangements” means, for any period, for any Person, any arrangement or transaction between such Person and any other Person which is an interest rate swap transaction, basis swap, forward interest rate transaction, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency interest rate swap transaction, currency option or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest or currency exchange.

(uuu)                                                                   “IFRS” means, at any time, the International Financial Reporting Standards, promulgated by the International Accounting Standards Board, as amended, supplemented or replaced from time to time.

(vvv)                                                                   “Income Tax Expense” means, with respect to the Borrower, for any period, the aggregate, without duplication and on a consolidated basis, of all current Taxes on the income of the Borrower for such period, determined in accordance with IFRS.

(www)                                                             “Intellectual Property” means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, proprietary software, technology, recipes and formulae and other similar intellectual property rights.

(xxx)                                                                   “Intercompany Debt” means Debt owing by an Obligor to another Obligor.

(yyy)                                                                   “Intercreditor Agreement” means the intercreditor agreement dated as of the date hereof and entered into between Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP, collectively, as Subordinated Lender, the Borrower, and the Lender, as senior lender, as amended, restated or supplemented from time to time.

(zzz)                                                                      “Interest Expense” of the Borrower means, for any period, without duplication and on a consolidated basis, the aggregate amount of interest and other financing charges paid or payable by the Borrower, on account of such period with respect to Debt including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases and net payments (if any) pursuant to Hedge Arrangements involving interest, all as determined in accordance with IFRS.

(aaaa)                                                            “Interest Payment Date” means March 31, June 30, September 30 and December 31 in each year.

(bbbb)                                                            “Inventory” means, with respect to any Person, all inventory of such Person, whether now owned or hereafter acquired including, but not limited to, all goods intended for sale or lease by such Person, or for display or demonstration; all work in process; all raw materials and other materials and supplies of every nature and description used or which might be used in connection with the manufacture, printing, packing, shipping, advertising, selling, leasing or furnishing of such goods or otherwise used or consumed in such Person’s business.

(cccc)                                                                “Lender Option” means the option granted to the Lender pursuant to that certain distribution option agreement dated as of the date of this Agreement whereby the Lender will acquire the option to negotiate a distribution agreement for the Borrower’s Canadian Products.

(dddd)                                                            “Lender’s Nominee” shall have the meaning ascribed to it in Section 9.1(z)(i) hereof.

(eeee)                                                                “Lender’s Waiver Notice” shall have the meaning ascribed to it in Section 3.3(d).

(ffff)                                                                    “Lien” means: (i) any interest in Property securing an obligation owed to, or a claim by, a Person, whether such interest is based on the common law, civil law, statute, or contract, and including, without limitation, a security interest, charge, claim, hypothec or lien arising from a mortgage, deed of trust, hypothec, encumbrance, pledge, hypothecation, assignment, deposit arrangement, agreement, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes; and (ii) to the extent not included under clause (i), (A) any rights of repossession or similar rights of unpaid suppliers, (B) any reservation, exception, encroachment, easement, right-of-way, covenant, condition, restriction, lease or other title exception or encumbrance affecting Property, and (C) any other lien, hypothec, charge, privilege, secured claim, title retention, garnishment right, deemed trust, encumbrance or other right affecting Property, choate or inchoate, whether or not crystallized or fixed, whether or not for amounts due or accruing due, arising by any statute or law of any jurisdiction, at law, in equity or by any agreement.

(gggg)                                                                “Loan” shall have the meaning ascribed to it in Section 2.1 hereof.

(hhhh)                                                            “Loan Documents” means (i) this Agreement, the Security, the Intercreditor Agreement and all guarantees delivered by any Obligor pursuant to this Agreement, and (ii) all present and future security, agreements and documents labelled by the parties thereto as a Loan Document, in each case as the same may from time to time be supplemented, amended or restated, and “Loan Document” shall mean any one of the Loan Documents.

(iiii)                                                                            “Losses” shall have the meaning ascribed to it in Section 12.1 hereof.

(jjjj)                                                                        “Material Adverse Effect” shall mean (i) a material adverse effect on the business, prospects, operations, properties, assets, or condition (financial or otherwise) of the Borrower on a consolidated basis, (ii) an adverse effect on the legality, validity or enforceability of any of the Loan Documents which could reasonably be considered material having regard to the Loan Documents considered as a whole, including the validity, enforceability, perfection or priority of any Lien created under any of the Security which could reasonably be considered material having regard to the Security considered as a whole, (iii) a material adverse effect on the ability of an Obligor, to pay or perform any of its debts, liabilities or obligations under any of the Loan Documents, which could reasonably be considered material having regard to the Obligors as a whole, or (iv) an adverse effect on the right, entitlement or ability of the Lender to enforce their rights or remedies under any of the Loan Documents which could reasonably be considered material having regard to the Loan Documents taken as a whole.

(kkkk)                                                            “Material Contracts” means, collectively, each written agreement (or multiple agreements with the same Person), arrangement or understanding entered into by an Obligor which if not complied with, or expires, or is terminated, could reasonably be expected to have a Material Adverse Effect.

(llll)                                                                            “Material Licences” means, collectively, each licence, permit or approval issued by any Governmental Authority or any applicable stock exchange or securities commission to any Obligor, the breach or default of which, or termination of, could reasonably be expected to result in a Material Adverse Effect.

(mmmm)                                            “Materials of Environmental Concern” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, together with any hazardous, toxic or dangerous substances, materials and wastes, including, without limitation, hydrocarbons (including naturally occurring or man-made petroleum and hydrocarbons), flammable explosives, asbestos, urea formaldehyde insulation, radioactive materials, biological substances, polychlorinated biphenyls, pesticides, herbicides and any other kind and/or type of pollutants or contaminants (including, without limitation, materials which include hazardous constituents), sewage, sludge, industrial slag, solvents and/or any other similar substances, materials or wastes and including any other substances, materials or wastes that are or become regulated under any laws relating to the protection of the environment or maintenance of occupational safety (including, without limitation, any that are or become classified as hazardous or toxic under any such laws).

(nnnn)                                                            “Maturity Date” means December 1, 2016; provided, however, that if between October 1, 2015 and September 30, 2016 the Borrower’s EBITDA is at least $15,000,000, the Maturity Date will be automatically extended for one additional year and will be December 1, 2017.

(oooo)                                                            “Net Debt” means, as of any date of determination, (i) Consolidated Debt of the Borrower outstanding on such date minus (ii) the aggregate amount of cash and cash equivalents included in the cash accounts listed on the Consolidated statement of financial position of the Borrower as of such date, to the extent the use thereof for application to payment of Debt is not prohibited by law or contract.

(pppp)                                                            “Net Debt to EBITDA Ratio” means the ratio of Net Debt to EBITDA.

(qqqq)                                                            “Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “Arm’s Length” shall have the opposite meaning.

(rrrr)                                                                        “Obligations” means all present and future obligations and indebtedness, of any and every kind and nature, of the Obligors to the Lender arising under this Agreement and the other Loan Documents, whether now or hereafter existing, whether now due or to become due, whether primary, secondary, direct, indirect, absolute, contingent or otherwise (including without limitation, obligations of performance), whether several or joint or joint and several.

(ssss)                                                                    “Obligors” means, collectively, the Borrower and the Guarantors.

(tttt)                                                                        “OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

(uuuu)                                                            “Organizational Documents” means, with respect to any applicable Person, such Person’s articles or other charter or constitutional documents, by-laws, shareholder agreement, partnership agreement, joint venture agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person.

(vvvv)                                                            “PBGC” means the Pension Benefit Guaranty Corporation or any Person succeeding to any or all of its functions under ERISA.

(wwww)                                                    “Pension Plan” means (i) a “pension plan” or “plan” which is subject to the funding requirements of applicable pension benefit legislation in any jurisdiction as is applicable to the employees of any Obligor; or (ii) any pension benefit plan or similar agreement applicable to employees of any Obligor (other than a plan sponsored by a Governmental Authority) which, for greater certainty, includes a Canadian Pension Plan and an ERISA Plan.

(xxxx)                                                            “Permitted Bloom Burton Debt” means Debt outstanding from time to time under or in respect of the Bloom Burton Loan to an aggregate maximum amount specified in a subordination agreement with terms and conditions satisfactory to the Lender.

(yyyy)                                                            “Permitted Cash Investments” means an investment in any of the following:

(i)                                                                                     direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or the United States or of any province or state thereof, as applicable (or by any agency or instrumentality of any of the foregoing to the extent such obligations are backed by the full faith and credit of the Government of Canada or the United States or of such province or state, as applicable);

(ii)                                                                                  investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or the United States or of any Canadian province or federal state in the United States having combined capital and surplus of not less than $300,000,000 or the Equivalent in any other currency; and

(iii)                                                                               commercial paper of an issuer rated at least A-1+ or the equivalent thereof by a rating agency satisfactory to the Lender, and in each case maturing within six months from the date of acquisition.

(zzzz)                                                                “Permitted Debt” means:

(i)                                                                                     Debt under this Agreement;

(ii)                                                                                  Debt in respect of Purchase Money Security Interests and Capital Leases in an outstanding amount not to exceed $250,000 in aggregate at any time;

(iii)                                                                               Intercompany Debt;

(iv)                                                                              Permitted Subordinated Debt, provided that it is subordinated to the Lender under the Intercreditor Agreement;

(v)                                                                                 Permitted Bloom Burton Debt, provided that it is subordinated to the Lender under a subordination agreement with terms and conditions satisfactory to the Lender;

(vi)                                                                              Debt under the Earn Out Comfort Letter;

(vii)                                                                           Debt under the Earn Out Obligations;

(viii)                                                                        the Borrower’s guarantee of the GAA Asset Purchase Agreement and GAA Equity Purchase Agreement;

(ix)                                                                              indebtedness in connection with Hedge Arrangements permitted hereunder;

(x)                                                                                 Debt consented to in writing by the Lender from time to time and subject to the terms imposed by the Lender in connection with such consent;

(xi)                                                                              to the extent included as Debt, accounts payable that arise, and accrued expenses incurred in, the ordinary course of business; and

(xii)                                                                           any other Debt of the Obligors not permitted by the preceding clauses and the outstanding principal amount of which does not exceed $250,000 (or its equivalent) in aggregate at any time.

(aaaaa)                                                     “Permitted Disposition” means (i) the Disposition of Inventory in the ordinary course of business; (ii) the Disposition of used, worn-out or surplus Equipment in the ordinary course of business; (iii) other Dispositions to the extent that no Default or Event of Default exists and the fair market value of the assets Disposed of pursuant to this clause (iii) does not exceed during any Fiscal Year $250,000; (iv) Dispositions of Property between Obligors; and (v) a Disposition under a distribution agreement contemplated by the Lender Option.

(bbbbb)                                                     “Permitted Distribution” means (i) all cash amounts and dividends paid by any Obligor to (A) the Borrower, or (B) another Obligor that owns all of the issued and outstanding Equity Interests of the paying Obligor; (ii) amounts payable in respect of Permitted Subordinated Debt pursuant to the terms of the Intercreditor Agreement; (iii) to the extent considered a Distribution, amounts payable in respect of Permitted Bloom Burton Debt pursuant to the terms of the Intercreditor Agreement; (iv) directors’ fees paid by the Borrower in an aggregate amount in any Fiscal Year not to exceed $[REDACTED] so long as there exists no Default or Event of

Default and such directors’ fees are customary and reasonable for directors in a similar business to the Business; and (v) bonuses paid or other comparable payments made to its officers and members of management by the Borrower in an aggregate amount in respect of any Fiscal Year not to exceed $[REDACTED] (the “Management Bonus Limit”), provided that such bonuses and comparable payments are customary and reasonable for officers and members of management in a business similar to the Business, provided, further, that the Management Bonus Limit may be increased to up to $[REDACTED] per Fiscal Year in the following Fiscal Years, if the Borrower’s EBITDA exceeds $[REDACTED] in Fiscal Year 2015, $[REDACTED] in Fiscal Year 2016, $[REDACTED] in Fiscal Year 2017, $[REDACTED] in Fiscal Year 2018 and $[REDACTED] in Fiscal Year 2019, respectively.

(ccccc)                                                          “Permitted Liens” means, with respect to any Person, the following:

(i)                                                                                     liens for Taxes not yet due or for which installments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under IFRS are maintained;

(ii)                                                                                  undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised and of which the Lender has been given notice, or which relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(iii)                                                                               reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein;

(iv)                                                                              zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, servitudes, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, easements, servitudes, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used by that Person;

(v)                                                                                 title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used by that Person;

(vi)                                                                              the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, contract, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, contract, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(vii)                                                                           the Lien resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers compensation, employment insurance, surety or appeal bonds, costs of litigation when required by law not to exceed $250,000 or the Equivalent in US Dollars in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business;

(viii)                                                                        security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business provided that such security does not materially impair the use of the affected property for the purpose for which it is used by that Person;

(ix)                                                                              the Lien created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of Default;

(x)                                                                                 the Security;

(xi)                                                                              the Subordinated Lenders’ Security;

(xii)                                                                           Purchase Money Security Interests and Capital Leases, provided that such Liens secure Permitted Debt;

(xiii)                                                                        such other Liens as agreed to in writing by the Lender in accordance with this Agreement; and

(xiv)                                                                       any other Liens securing Debt the principal amount of which (when aggregated with the outstanding principal of any other such Debt secured by an Obligor) does not exceed $250,000 (or its equivalent)).

(ddddd)                                                     “Permitted Subordinated Debt” means the Debt outstanding from time to time under the Subordinated Credit Agreement to an aggregate maximum amount specified in the Intercreditor Agreement.

(eeeee)                                                          “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or foreign or local government (whether federal, provincial, state, county, city, municipal or otherwise), including, without limitation, any instrumentality, division, agency, body or department thereof.

(fffff)                                                               “Prepayment Fee” shall have the meaning ascribed to it in Section 3.4 hereof.

(ggggg)                                                          “Product” means each product, process or service under development, developed, manufactured, licensed, distributed, marketed or sold by an Obligor and any other products or services in which an Obligor has any proprietary rights or beneficial interests.

(hhhhh)                                                     “Prohibited Transaction” means any transaction set forth in Section 406 of ERISA, or Section 4975 of the Revenue Code, to the extent that such transaction is not otherwise exempt by Applicable Law.

(iiiii)                                                                         “Property” means, with respect to any Person, all or any portion of its undertaking, property or asset, whether real, immovable, personal, movable, or mixed, tangible or intangible, including for greater certainty any Equity Interests of a corporation or ownership interest in any other Person.

(jjjjj)                                                                    “Purchase Money Security Interest” means a Lien created or assumed by an Obligor securing Debt incurred to finance the unpaid acquisition price of personal Property provided that (i) such Lien is created concurrently with or prior to the acquisition of such personal Property, (ii) such Lien does not at any time encumber any Property other than the Property financed or refinanced (to the extent the principal amount is not increased) by such Debt, (iii) the principal amount of Debt secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of Debt secured by any such Lien at no time exceeds 100% of the original purchase price of such personal Property at the time it was acquired, and for the purposes of this definition the term “acquisition” shall include a Capital Lease and the term “acquire” shall have a corresponding meaning.

(kkkkk)                                                     “Regulatory Authority” means any Governmental Authority that has responsibility in any country or group of countries over the development, manufacture or commercialization of a Product, including the FDA, Health Canada and EMA.

(lllll)                                                                         “Reportable Event” means any of the events set forth in Section 4043 of ERISA, other than an event for which the provision of notice has been waived.

(mmmmm)                                 “Required Repayment” shall have the meaning ascribed to it in Section 3.3(a) hereof.

(nnnnn)                                                     “Requirements of Law” means, as to any Person, the Organizational Documents of such Person and any Applicable Law, or determination of a Governmental Authority, in each case, applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject.

(ooooo)                                                     “Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations and published interpretations thereof.

(ppppp)                                                     “Sanctioned Entity” means (i) a country or a government of a country, (ii) an agency of the government of a country, (iii) an organization directly or indirectly controlled by a country or its government, (iv) a Person resident in, or determined to be resident in, a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC.

(qqqqq)                                                     “Sanctioned Person” means a person named on the list of Specially Designated Nationals maintained by OFAC (including on account of its membership in a Controlled Group).

(rrrrr)                                                                    “Securities Account” means any “securities account” as such term is defined in the STA and the UCC.

(sssss)                                                               “Security” means the Liens created by the Security Documents.

(ttttt)                                                                    “Security Documents” means the documents set out in Section 6.1.

(uuuuu)                                                     “Share Fee” shall have the meaning ascribed to it in Section 4.6(b) hereof.

(vvvvv)                                                     “Subordinated Credit Agreement” means the credit agreement dated as of the date hereof between the Borrower, as borrower, and the Subordinated Lenders, as lender, as amended, restated, supplemented or replaced from time to time.

(wwwww)                                           “Subordinated Lenders” means Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP.

(xxxxx)                                                     “Subordinated Lenders’ Security” means the security granted by the Obligors in favour of the Subordinated Lender pursuant to the Subordinated Credit Agreement.

(yyyyy)                                                     “Subscription Agreement” means the subscription agreement dated as of the Closing Date by the Borrower, as issuer, and the Lender, as purchaser, as may be amended, restated, supplemented or replaced from time to time.

(zzzzz)                                                          “Subsidiary” means, with respect to a Person, any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time stock of any other class of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by the Person or by any partnership or other corporate entity of which more than fifty percent (50%) of the outstanding equity interests are at the time, directly or indirectly, owned by the Person.

(aaaaaa)                                              “[REDACTED]” means [REDACTED], a Georgia professional corporation.

(bbbbbb)                                              “Taxes” shall have the meaning ascribed to it in Section 12.2 hereof.

(cccccc)                                                    “TTM EBITDA” means, at any date, EBITDA for the twelve (12) months immediately preceding such date.

(dddddd)                                              “US Dollars” or “US$” means the lawful money of the United States.

(eeeeee)                                                    “US Subsidiaries” means CRH Medical and CRH Anaesthesia.

(ffffff)                                                          “Violation Notice” means any notice received by a Person, from any Governmental Authority under any Environmental Law that such Person or any of its Property is not in compliance with the requirements of any Environmental Law, if such non-compliance would reasonably be expected to have a Material Adverse Effect.

(gggggg)                                                    “Welfare Plan” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan, agreement or arrangement subject to ERISA and applicable to employees of any Obligor and includes a “welfare plan” as defined in Section 3(1) of ERISA.

[ALL NAMES OF INDIVIDUALS HAVE BEEN REDACTED]

1.2          Schedules and Exhibits.

The following are the Schedules and Exhibits to this Agreement, which are deemed to be a part of this Agreement: [ALL SCHEDULES HAVE BEEN REDACTED]

Schedule 1.1(eee)	–	Subsidiary Guarantors
Schedule 7.1(f)	–	Intellectual Property
Schedule 7.1(g)	–	Obligors’ Names
Schedule 7.1(h)	–	Corporate Structure

Subsidiaries, Affiliates, Joint Ventures And Partnerships
Schedule 7.1(i)	–	Litigation
Schedule 7.1(j)	–	Material Contracts and Material Licences
Schedule 7.1(o)	–	Taxes
Schedule 7.1(r)	–	Location of Collateral
Schedule 7.1(s)	–	Owned Real Property
Schedule 7.1(t)	–	Leased Real Property
Schedule 7.1(u)	–	Deposit Accounts and Security Accounts
Schedule 7.1(w)	–	Labour Matters
Schedule 7.1(x)	–	Pension Plans
Schedule 7.1(aa)	–	Insurance
Schedule 7.1(gg)	–	Regulatory Matters
Schedule 8.2	–	Officer’s Compliance Certificate

1.3          Accounting Terms and Definitions.

Unless otherwise defined or specified herein, all defined terms in Section 1.1 as used in this Agreement shall have the meanings set out in such paragraph, and all accounting terms used in this Agreement shall be construed in accordance with IFRS, applied on a basis consistent in all material respects with the annual Audited Financial Statements, except as otherwise specifically prescribed herein. All accounting determinations for purposes of determining compliance with the financial covenants contained herein shall be made in accordance with IFRS as in effect on the Closing Date (unless and to the extent otherwise stipulated herein) and applied on a basis consistent in all material respects with the Audited Financial Statements, except as otherwise specifically prescribed herein. Except as otherwise specified herein, the financial statements required to be delivered hereunder from and after the Closing Date, and all financial records, shall be maintained in accordance with sound accounting practices including, if applicable, IFRS. If IFRS shall change from the basis used in preparing the Audited Financial Statements, the Compliance Certificates required to be delivered pursuant to Section 8.2 demonstrating compliance with the covenants contained herein shall include, at the election of the Borrower or upon the request of the Lender, calculations setting forth the adjustments necessary to demonstrate how the Borrower is in compliance with the financial covenants based upon IFRS as in effect on the Closing Date.

1.4          Currency Conversion.

Whenever in this Agreement there is a need to convert Canadian dollars to U.S. dollars, or vice versa, or any other foreign currency, for the purpose of any valuation, calculation or determination (including the determination of an Equivalent for the purpose of expressing an amount in one currency as an amount in another currency), the rate of exchange to be used shall be the Bank of Canada noon spot rate (or any other rate to which the parties agree) on such day, and if that day is not a Business Day, on the immediately preceding Business Day.

1.5          Supplements, Re-enactments, Etc.

References herein to any document or legislation are, unless otherwise stated, to be construed as references to such document or legislation as amended, restated or supplemented from time to time and references to any enactment include re-enactments, amendments and extensions thereof.

1.6          Headings of Subdivisions.

The headings of subdivisions in this Agreement are for convenience of reference only, and shall not govern the interpretation of any of the provisions of this Agreement.

1.7          Gender and Number.

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.8          Monetary References.

Any reference in this Agreement to “Dollars”, “dollars” or the sign “$” shall be deemed to be a reference to lawful money of the United States, unless otherwise expressly stated.

1.9          Actions on Days Other Than Business Days.

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

ARTICLE 2 - TERMS OF THE LOAN

2.1          The Loan.

Subject to the terms and conditions of this Agreement and the other Loan Documents, the Lender agrees to loan to the Borrower in lawful money of the United States the principal amount of $30,000,000 to or for the account of the Borrower (the “Loan”).

2.2          Advance.

The Loan will be available to the Borrower in one (1) Advance on the Closing Date and the Borrower hereby irrevocably authorizes the Lender to make the Advance on the Closing Date.

ARTICLE 3 - PAYMENT

3.1          Payments on Principal.

(a)                                                                                 The Borrower shall pay in full to the Lender the outstanding principal amount on the Loan, together with all accrued and unpaid interest thereon and any other accrued and unpaid Obligations (including, in the case of clause (ii) below, any Prepayment Fee), on the earliest to occur of: (i) the Maturity Date; (ii) the date of the Required Repayment pursuant to

Section 3.3 of this Agreement; and (iii) the date of the acceleration of the Obligations pursuant to Section 11.2 of this Agreement.

(b)                                                                                 All payments to be made by the Borrower to the Lender hereunder shall be made to the Lender by wire transfer in accordance with the wire instructions given by the Lender to the Borrower in writing from time to time.

3.2          Optional Prepayments.

(a)                                                                                 Subject to the terms hereof, the Borrower may prepay the Loan at any time after nine (9) months have elapsed following the Closing Date, subject to the concurrent payment to the Lender of a prepayment fee calculated in accordance with Section 3.2(b) (the “Prepayment Fee”), all or any amount of the outstanding principal amount of the Loan (in a minimum amount of $1,000,000 or otherwise in the remaining principal amount of the Loan), together with all accrued and unpaid interest thereon, provided that the Lender receives 10 Business Days’ notice of such prepayment.

(b)                                                                                 The Prepayment Fee shall be equal to the greater of (i) the total annual Interest Expense that would have been payable during the year in which the prepayment in accordance with Section 3.2(a) is made; and (ii) 2% of the amount of the outstanding principal amount of the Loan being prepaid in accordance with Section 3.2(a). For the avoidance of doubt, no Prepayment Fee will be payable by the Borrower in respect of any prepayment of the Loan made in connection with a Required Repayment.

(c)                                                                                  Any amounts prepaid or repaid shall not be re-borrowed. All amounts prepaid or repaid shall be applied (i) firstly in reduction of accrued and unpaid interest and all other amounts then outstanding (other than the principal amount of the Loan), and (ii) thereafter, in reduction of the principal amount of the Loan being prepaid or repaid.

3.3          Required Repayments.

(a)                                                                                 If an Equity Financing occurs, the Borrower must, at the request of the Lender, repay to the Lender the outstanding principal amount on the Loan, together with any accrued and unpaid interest thereon and any other accrued and unpaid Obligations (the “Required Repayment”) in the following amounts:

(i)                                                                                     [REDACTED]; and

(ii)                                                                                  [REDACTED].

(b)                                                                                 The Required Repayments must be made on or before the date(s) which is two Business Days after of the closing date(s) for such Equity Financing.

(c)                                                                                  If an Equity Financing is likely to occur, the Borrower must, as soon as possible, send the Lender written notice of the Borrower’s intention to complete an Equity Financing indicating the closing date of such Equity Financing (the “Borrower’s Financing Notice”). The Borrower will use its best commercial efforts to send the Lender the Borrower’s Financing Notice at least 20 days before the closing date of such Equity Financing.

(d)                                                                                 The Lender may, at its option, waive the Required Repayment obligation by sending the Borrower written notice to that effect (the “Lender’s Waiver Notice”) at least 17 days before the closing of any such Equity Financing; provided, however, that, in any event, the Lender must have at least 72 hours after receipt of the Borrower’s Financing Notice to decide whether to waive the Required Repayment. For greater certainty, if the Lender receives the Borrower’s Financing Notice 20 days or less before the closing date of such Equity Financing, then the Lender must send the Lender’s Waiver Notice no later than 72 hours after receipt of the Borrower’s Financing Notice.

(e)                                                                                  Any amounts prepaid or repaid will not be re-borrowed. All amounts prepaid or repaid will be applied (i) firstly in reduction of accrued and unpaid interest and all other amounts then outstanding (other than the principal amount of the Loan), and (ii) thereafter, in reduction of the principal amount of the Loan being prepaid or repaid.

3.4          General Matters.

All payments made by the Borrower shall be made without set-off, recoupment or counterclaim. The Loan shall, if requested by the Lender, in the Lender’s sole discretion, be evidenced by one or more promissory notes in form and substance satisfactory to the Lender. However, if such Loan is not so evidenced, the Loan made by the Lender, including rates of interest, fees and other charges, may be evidenced by entries upon the books and records maintained by the Lender which books and records shall constitute conclusive evidence thereof in the absence of manifest error.

ARTICLE 4 - INTEREST, FEES AND CHARGES

4.1          Rate of Interest.

Subject to Section 4.3, the principal amount of the Loan and other outstanding Obligations shall bear interest from the Closing Date to the date paid, and at a rate equal to 10% per annum; provided that such rate of interest shall be increased to 12% per annum, if [REDACTED] within nine months of the Closing Date. In each case such interest shall be payable in arrears in accordance with Section 4.2 and calculated in accordance with Section 4.4.

4.2          Payment of Interest.

The Borrower shall pay the Lender all accrued and unpaid interest on the principal amount of the Loan and the outstanding amount of other Obligations quarterly in arrears in cash on each Interest Payment Date, starting with the Interest Payment Date falling on March 31, 2015.

4.3          Default Rate of Interest.

Upon and after the occurrence of an Event of Default under Section 11.1, and during the continuation thereof, the principal amount of the Loan and the other Obligations shall bear interest at a rate per annum equal to the interest rate otherwise payable pursuant to Section 4.1 plus five percent (5%) and such interest shall be calculated daily and compounded quarterly and shall be payable on demand by the Lender.

4.4          Computation of Interest and Fees.

Interest hereunder shall be determined daily and compounded quarterly not in advance, both before and after demand, default and judgment and shall be computed on the actual number of days elapsed over a year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be. For the purpose of the Interest Act (Canada) only, the yearly rates of interest to which the rates applicable to the Loan are equivalent are the rates so determined, multiplied by the actual number of days in the year divided by three hundred and sixty-five (365) or three hundred and sixty-six (366), as the case may be.

4.5          Maximum Interest.

(a)                                                                                 It is the intent of the parties that the rate of interest and the other charges to the Borrower under this Agreement shall be lawful; therefore, if for any reason the interest or other charges payable under this Agreement are found by a court of competent jurisdiction, in a final determination, to exceed the limit which the Lender may lawfully charge the Borrower, then the obligation to pay interest and other charges shall automatically be reduced with retroactive effect to such limit and, if any amount in excess of such limit shall have been paid, then such amount shall be refunded to the Borrower.

(b)                                                                                 Any amount or rate of interest referred to in this Section 4.5 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination, absent manifest error.

4.6          Financing Fee.

The Borrower will pay to the Lender financing fee equal to $[REDACTED], which will be payable as follows:

(a)                                                                                 $[REDACTED] in cash (the “Cash Fee”), which fee shall be fully earned, non-refundable and payable in full on the earlier of the dates of such payment and the Closing Date. The Borrower hereby irrevocably authorizes the Lender to deduct the balance of the Cash Fee from the Advance prior to its disbursement to the Borrower on the Closing Date.

(b)                                                                                 $2,152,740 ($2,460,000 (CAD), using the Bank of Canada’s noon exchange rate on November 28, 2014) through the issuance of 3,000,000 common shares in the capital of the Borrower (the “Share Fee”), to be issued by the Borrower from treasury to the Lender at a price of $0.82 (CAD) per share on the Closing Date, and the Lender irrevocably authorizes the Borrower to retain and apply as the Lender’s subscription price, the value of the Share Fee in payment of such common shares, all in accordance with the covenants, representations, warranties and other provisions contained in the Subscription Agreement.

4.7          Annual Fee.

Until the later of (a) the earlier of (i) the date the Earn Out Obligations are paid in full, and (ii) the date the Lender receives a full and final release of any and all potential obligations of the Lender under the Earn Out Comfort Letter; and (b) indefeasible repayment and performance in full of all of the Obligations and the termination of this Agreement: the Borrower will pay, in advance, to the Lender an annual fee equal to $[REDACTED], which fee will be fully earned, non-refundable and payable in full, in advance, on each anniversary of the Closing Date (the “Annual Fee”).

4.8          Lender’s Expenses.

The Borrower shall reimburse the Lender for all reasonable costs and expenses (including without limitation, reasonable consultant’s fees and expenses and reasonable legal fees and expenses in each applicable jurisdiction) incurred by the Lender in connection with: (a) the documentation and consummation of this transaction (whether or not this transaction is consummated) including, without limitation, security and other public record searches, lien filings, express mail or similar express or messenger delivery, due diligence costs and expenses (which the parties acknowledge and agree will equal $400,000), (b) and in seeking to collect, protect or enforce any rights in or to the Collateral or incurred by the Lender in seeking to collect any Obligations and to administer and enforce any of its rights under this Agreement and the other Loan Documents. All such costs, expenses and charges incurred after the Closing Date will constitute Obligations hereunder, shall by payable by the Borrower to the Lender on demand and, if overdue by 30 days or more, until paid, will bear interest at the Deemed Interest Rate.

4.9          Increased Costs.

Notwithstanding any other provision herein, in the event that the introduction of or any change in any Applicable Law or in the interpretation or application thereof, or compliance by the Lender with any request or directive (whether or not having the force of law) from any Governmental Authority:

(a)                                                                                 subjects the Lender to any new tax of any kind whatsoever with respect to this Agreement, the other Loan Documents or the Loan, or changes the basis of taxation of payments to the Lender of principal, interest or any other amount payable hereunder (except for changes in the rate of tax imposed on the overall net income of the Lender); or

(b)                                                                                 imposes, modifies, holds applicable any reserve, special deposit, compulsory loan or similar requirement against Property held by, or deposits or other obligations in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of the Lender;

and the result of any of the foregoing is to materially increase the cost to the Lender of agreeing to make, making, continuing or maintaining or participating in the Loan, or to materially reduce any amount receivable thereunder or to materially increase the withholding taxes payable then, in any such case, the Borrower shall pay the Lender, after demand by the Lender, any additional amounts necessary to compensate the Lender on an after-tax basis for such additional cost or reduced amount receivable or increased withholding taxes payable with respect to any Loan Document or the Loan made hereunder.

4.10        Illegality.

If any Applicable Law coming into force after the Closing Date, or if any change in any existing Applicable Law or in the interpretation or application thereof by any court or Governmental Authority, now or hereafter makes it unlawful for the Lender to have advanced or acquired interest in the Loan or to give effect to its obligations in respect thereof, the Lender may, by written notice thereof to the Borrower, declare its obligations under this Agreement to be terminated, and the Borrower shall prepay, within the time required by such law, the principal amount of the Loan together with accrued interest thereon and any other amounts owing under this Agreement as may be applicable to the date of such payment (excluding for the avoidance of doubt, any amount of the Prepayment Fee). If any such event shall, in the opinion of the Lender, only affect part of its obligations under this Agreement, the remainder of this Agreement shall be unaffected and the obligations of the Borrower under the Loan Documents shall continue.

ARTICLE 5 - TERMINATION AND REDUCTION

5.1          Termination.

This Agreement shall be in effect from the date hereof until (x) the indefeasible repayment and performance in full of the Obligations upon the Maturity Date (unless the Obligations become due and payable pursuant to Article 11 hereof in which case the Borrower shall immediately pay all of the Obligations, or are repaid in accordance with Section 3.4); and (y) for the purposes of Sections 4.7 and 9.1(z), the later of (a) the earlier of (i) the date the Earn Out Obligations are paid in full, and (ii) the date the Lender receives a full and final release of any and all potential obligations of the Lender under the Earn Out Comfort Letter; and (b) indefeasible repayment and performance in full of all of the Obligations. If the due date of the Obligations is accelerated pursuant to Article 11 hereof or if the Borrower prepays the Loan in accordance with Section 3.4 hereof, this Agreement shall terminate on the date that all such Obligations are indefeasibly paid in full. At such time as the Borrower has repaid all of the Obligations and this Agreement has terminated:

(a)                                                                                 the Borrower shall provide a release of any obligations and obligations of the Lender and its Affiliates, in form and substance reasonably satisfactory to the Lender; and

(b)                                                                                 the Lender shall, at the Borrower’s cost and expense, deliver to the Borrower a termination, discharge and release of all security in form and substance reasonably satisfactory to the Borrower and such other documents and instruments as the Borrower may reasonably request in order to effect or evidence the termination of this Agreement and the security.

5.2          Continuing Obligations.

Nothing in Section 5.1 shall effect any liabilities and obligations of any Obligor or the Lender set out in this Agreement or in any other Loan Document which are stated to survive payment of the Obligations and termination of this Agreement or the Loan Documents, as the case may be.

ARTICLE 6 - SECURITY AND COLLATERAL

6.1          Security Delivered on the Closing Date.

On the Closing Date, as continuing collateral security for the payment and satisfaction of all Obligations of the Borrower to the Lender, the Borrower shall deliver or cause to be delivered to the Lender Security on the Collateral, including the following Security Documents, all of which shall be in form and substance satisfactory to the Lender:

(a)                                                                                 a general security agreement from each Obligor in favour of the Lender constituting a first-priority Lien (subject only to Permitted Liens) on all of the present and future Property of each Obligor;

(b)                                                                                 an unlimited guarantee from each Guarantor guaranteeing the due payment and performance of all present and future Obligations;

(c)                                                                                  a pledge of Equity Interests of CRH Medical and CRH Anaesthesia;

(d)                                                                                 a collateral assignment by CRH Medical of its interests in the GAA Loans;

(e)                                                                                  a collateral assignment from each Obligor of its interests in all Material Contracts and Material Licenses;

(f)                                                                                   a collateral assignment by CRH Medical of [REDACTED]’s pledge of GAA’s Equity Interest;

(g)                                                                                  a collateral assignment by CRH Medical of [REDACTED]’s pledge of [REDACTED]’s Equity Interests;

(h)                                                                                 a subordination and postponement agreement from Bloom Burton in connection with the Bloom Burton Loan;

(i)                                                                                     all share certificates, stock powers of attorney, consents, authorizations and other documents necessary in order to make valid and effective the aforementioned agreements; and

(j)                                                                                    such other agreements as the Lender may require from time to time.

6.2          Further Assurances.

Each Obligor shall take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Lender such agreements, documents and instruments as the Lender shall request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the opinion of the Lender or Lender’s counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 6.1 as first-ranking Liens of the Obligor or the Person granting such Liens, subject only to the Permitted Liens, in all jurisdictions reasonably required by the Lender, in each case within a reasonable time after the request therefor by the Lender or Lender’s counsel, and in each case in form and substance satisfactory to the Lender and Lender’s counsel, acting reasonably.

6.3          Security Effective Notwithstanding Date of Advance.

The Security shall be effective and the undertakings in this Agreement and the other Loan Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments on this Agreement or any of the other Loan Documents, but shall constitute continuing security to and in favour of the Lender for the Obligations from time to time.

6.4          No Merger.

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Lender shall in any way affect any of the provisions of this Agreement, the other Loan Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Lender shall in any way affect the obligation of the Borrower to pay interest or other amounts at the rates, times and in the manner provided in this Agreement.

6.5          Release of Security.

Following due payment and performance in full of all Obligations of the Borrower under this Agreement and the other Loan Documents, the Lender will, at the cost and expense of the Borrower, release and discharge the right and interest of the Lender in the Collateral, following indefeasible payment and performance in full of all Obligations of the Borrower under this Agreement and the other Loan Documents.

In addition, if any Property of the Obligors is Disposed of as permitted by this Agreement or is otherwise released from the Security at the direction or with the consent of the Lender, at the request, cost and expense of the Borrower (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such Disposition), the Lender shall discharge such Property from the Security and deliver and re-assign to the relevant Obligor or its Subsidiaries (without any representation or warranty) any of such Property as is then in the possession of the Lender.

ARTICLE 7 - REPRESENTATIONS AND WARRANTIES

7.1          Representations and Warranties.

The Borrower, for itself and each of the Obligors, hereby makes the following representations, warranties and covenants:

(a)                                                                                 Existence and Qualification.  Each Obligor (i) has been duly incorporated, amalgamated, formed, merged or continued, as the case may be, and is validly subsisting and in good standing as a corporation, company or partnership, under the laws of its jurisdiction of incorporation, amalgamation, merger, formation or continuance, as the case may be (or in the case of Obligors which are not corporations, has been duly created or established as a partnership or other applicable entity and validly exists under and is governed by the laws of the jurisdiction in which it has been created or established), (ii) is duly qualified to carry on its business in each jurisdiction in which it carries on business except for non-qualification which has no adverse effect on the Business and (iii) has all required Material Licences.

(b)                                                                                 Power and Authority.  Each Obligor has the corporate, company or partnership power, capacity and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents, (ii) in the case of CRH Medical, enter into, and to exercise, its rights and perform its obligations under all instruments and agreements delivered by it in connection with the GAA Loans and (iii) to own its Property and carry on its business as currently conducted.

(c)                                                                                  Execution, Delivery, Performance and Enforceability of Documents.  The execution, delivery and performance of each of the

Loan Documents to which any Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to the GAA Transaction has been duly authorized by all corporate or limited liability company, as the case may be, actions required, and each of such documents has been duly executed and delivered by it. Each Loan Document to which any Obligor is a party constitutes the legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with its respective terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity).

(d)                                                                                 Compliance with Applicable Laws, Organizational Documents and Contractual Obligations.  None of the execution or delivery of, the consummation of the transactions contemplated in, or the compliance with the terms, conditions and provisions of any of, the Loan Documents or any of the agreements or documents delivered in connection with the GAA Transaction by any Obligor conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, any Requirement of Law in any material respect, any Obligor’s Organizational Documents or any Material Contract or Material Licence, or results or will result in the creation or imposition of any Liens upon any of its Property except for Permitted Liens.

(e)                                                                                  Consent Respecting Loan Documents.  Each Obligor has obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required (except for registrations or filings which may be required in respect of the Security Documents) to enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents, and to complete and implement the GAA Transaction and to execute and deliver each of the instruments and agreements delivered by it in connection with the GAA Transaction and to consummate the transactions contemplated in such instruments and agreements except where the failure to do so is immaterial considering the nature of the GAA Transaction and the Loan Documents.

(f)                                                                                   Intellectual Property.

(i)                                                                                     Each Obligor possesses, and shall continue to possess, adequate Intellectual Property to continue to conduct its Business as heretofore conducted by it, details of all of which as of the Closing Date are described on Schedule 7.1(f).

(ii)                                                                                  Except as set forth in Schedule 7.1(f), the Obligors will be entitled to continue to use, practice and exercise rights in, all of the Intellectual Property.

(g)                                                                                  Current and Prior Names.  Each Obligor’s current and prior names, trade-names and division names are described on Schedule 7.1(g).

(h)                                                                                 Corporate Structure.  The corporate structure of the Borrower and all of its Subsidiaries, partnerships and joint ventures is as set out on Schedule 7.1(h). Except as disclosed on Schedule 7.1(h), no Obligor is engaged in any joint venture or partnership with any other Person, and Schedule 7.1(h) provides a correct description of all such partnerships and joint ventures.

(i)                                                                                     Litigation.  Except as described in Schedule 7.1(i), to the best of each Obligor’s knowledge after due inquiry, there are no actions, suits, counterclaims or proceedings which are pending or threatened against any Obligor which if adversely determined would have a Material Adverse Effect.

(j)                                                                                    Material Contracts and Licences.  Schedule 7.1(j) (as amended from time to time and updated in accordance with delivery of a Compliance Certificate pursuant to Section 8.2), accurately sets out all Material Contracts and Material Licences. A true and complete certified copy of each Material Contract and Material Licence existing at the Closing Date has been delivered to the Lender and each Material Contract and Material Licence is in full force and effect. No event has occurred and is continuing which would constitute a material breach of or a default under any Material Contract or Material Licence. Each Material Contract to which an Obligor is a party is binding upon such Obligor and, to its knowledge, is a binding agreement of each other Person who is a party to the Material Contract. It has obtained, as of the Closing Date, all necessary consents, including consents of landlords to the granting of a security interest in each Material Contract and Material Licence pursuant to the Security Documents.

(k)                                                                                 No Liens.  No security agreement, financing statement or analogous instrument exists as at the Closing Date with respect to any of the Collateral other than any security agreement, financing statement or analogous instrument evidencing Permitted Liens.

(l)                                                                                     Title to Collateral.  Each Obligor is the lawful owner of all Collateral now purportedly owned or hereafter purportedly acquired by it, free from all Liens, whether voluntarily or involuntarily created and whether or not perfected, other than Permitted Liens.

(m)                                                                             Financial Information.  All of the quarterly and annual Financial Statements which have been furnished to the Lender, or any of them, in connection with this Agreement or the GAA Transaction are complete in all material respects and such Financial Statements fairly present the results of operations and financial position of the Borrower and the other

Obligors as of the dates referred to therein and have been prepared in accordance with IFRS. All other financial information (including, without limitation, the Annual Business Plan) provided to the Lender are complete in all material respects and based on reasonable assumptions and expectations. Each of the US Subsidiaries does not have any liabilities (contingent or other) or other obligations of the type required to be disclosed in accordance with IFRS which are not fully disclosed on its Consolidated financial statements provided to the Lender for the fiscal period ended December 31, 2013 other than liabilities and obligations incurred in the ordinary course of its business and in connection with the GAA Transaction and the Obligations.

(n)                                                                                 Permitted Debt.  As of the Closing Date (giving effect to the making of the Loan), no Obligor is obligated, whether directly or indirectly, for any Debt other than the Permitted Debt. For the avoidance of doubt, as of the Closing Date, the Borrower has fully paid out any obligations, whether directly or indirectly, for any Debt owed to Commerce Bridge Company LLC.

(o)                                                                                 Taxes.  Except as disclosed in Schedule 7.1(o), each Obligor has duly and timely filed all Tax returns required to be filed by it and has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are showing therein as due and payable, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such Taxes except for Taxes which are not material in amount or which are not delinquent or if delinquent are being contested, and there is no material action (except, after the date of this Agreement, as is disclosed to the Lender in writing), suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes nor has it or any other Obligor agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes. There is no material Tax liability to any of the Obligors that will arise as a result of the completion of the GAA Transaction.

(p)                                                                                 Full Disclosure.  All information provided or to be provided to the Lender by or on behalf of each Obligor in connection with the Loan and the GAA Transaction is, to each Obligor’s knowledge, true and correct in all material respects and none of the documentation furnished to the Lender by or on behalf of it, to each Obligor’s knowledge, omits or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds (and any other Person who furnished such material on behalf of it).

(q)                                                                                 Insolvency.  No Obligor nor any of their predecessors where applicable (i) has committed any act of bankruptcy, (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement to its creditors generally, or (iii) has any petition for a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed of any part of its Property.

(r)                                                                                    Location of Collateral.  The offices where each Obligor keeps its books, records and accounts (or copies thereof) concerning the Collateral, the Obligor’s principal place of business and all of the Obligor’s other significant places of business and significant locations of Collateral are as set forth in Schedule 7.1(r).

(s)                                                                                   Owned Real Property.  A list of each Obligor’s owned real property is as set forth in Schedule 7.1(s).

(t)                                                                                    Leased Real Property.  A list of each Obligor’s leased real property is as set forth in Schedule 7.1(t).

(u)                                                                                 Deposit Accounts and Security Accounts.  A list of each Obligor’s Deposit Accounts and Securities Accounts is set forth in Schedule 7.1(u).

(v)                                                                                 Environmental Laws.  Each Obligor complied with all Environmental Laws applicable to the construction and operation of its Properties and businesses, except where any non-compliance would not reasonably be expected to have a Material Adverse Effect; to the knowledge of the Borrower, no Obligor has any material contingent liability with respect to non-compliance with Environmental Laws or the generation, handling, use, storage, or disposal of Materials of Environmental Concern; and, without limiting the generality of the foregoing, except as would not reasonably be expected to have a Material Adverse Effect:

(i)                                                                                     no Obligor has received any Action Request, Violation Notice, summons, complaint, order or other notice that it is not in compliance with, or that any Governmental Authority is investigating its compliance with, Environmental Laws:

(ii)                                                                                  no Obligor has knowledge or reason to believe that operations or any Property of or occupied by such Obligor or in such Obligor’s charge, management or control are not in compliance with all applicable Environmental Laws and each of its Properties is free:

(A)                                                                               from contamination by, and there has not been thereon a release, discharge or emission of, any Materials of Environmental Concern which is prohibited, controlled or regulated under any Environmental Law; and

(B)                                                                               of underground storage tanks, landfills, land disposals and dumps;

(iii)                                                                               no Obligor and, to the knowledge of the Borrower, no predecessor of an Obligor, have filed any notice, or received notice, under any Applicable Law, including any Environmental Law, indicating past or present treatment, storage or disposal of a Material of Environmental Concern or reporting any spill or release of a Material of Environmental Concern into the environment;

(iv)                                                                              no Obligor has any contingent liability of which such Obligor has knowledge or reasonably should have knowledge in connection with any release of any Material of Environmental Concern;

(v)                                                                                 no Obligor generates, transports, treats or disposes of any Material of Environmental Concern in any manner which is not in compliance with all applicable Environmental Laws; and

(vi)                                                                              to the best of the knowledge of each Obligor, no Person has disposed of any Material of Environmental Concern by placing it in or on the ground of any Obligor’s real properties or premises leased by any Obligor.

(w)                                                                               Labour Matters.  Except as provided on Schedule 7.1(w):

(i)                                                                                     there is no collective bargaining agreement or other labour contract covering employees of any Obligor;

(ii)                                                                                  there is no pending or, to the best of its knowledge, threatened strike, work stoppage, material unfair labour practice claims, or other material labour dispute against or affecting any Obligor or its employees which would reasonably be expected to have a Material Adverse Effect;

(iii)                                                                               there are no controversies pending or threatened between any Obligor and any of its employees, other than employee grievances arising in the ordinary course of business which would not reasonably be expected to have a Material Adverse Effect; and

(iv)                                                                              the Borrower is in compliance in all material respects with all Applicable Laws respecting employment and employment terms, conditions and practices, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(x)                                                                                 Pension Plans.  Except as disclosed on Schedule 7.1(x), no Obligor sponsors or maintains or is obliged to contribute to a Pension Plan. With respect to any Pension Plan adopted or to which an Obligor may become obliged to contribute, no failure to remit contributions (other than immaterial amounts) has occurred with respect to any such Pension Plan, that is sufficient to give rise to a Lien under any Applicable Laws of any jurisdiction (other than a Permitted Lien), and no condition exists and no event or transaction has occurred with respect to any such Pension Plan which could result in the incurrence by any Obligor of any material liability, fine or penalty. Each Pension Plan is in compliance in all material respects with all Applicable Laws pertaining to pension benefits and Tax laws, (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws and the terms of such Pension Plan have been made in accordance with all Applicable Laws and the terms of such Pension Plan, except for amounts which are immaterial, (ii) all liabilities under such Pension Plan are fully funded, on a going concern and solvency basis, in accordance with the terms of the respective Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Pension Plan. No event has occurred and no conditions exist with respect to any such Pension Plan that has resulted or could reasonably be expected to result in such Pension Plan having its registration revoked or refused for the purposes of any applicable pension benefits or tax laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws.

(y)                                                                                 ERISA.  (i) With respect to each ERISA Plan, it and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in compliance in all material respects with ERISA and the Revenue Code to the extent applicable to it and has not incurred any liability to the PBGC or under Title IV of ERISA, other than a liability to the PBGC for premiums under Section 4007 of ERISA; (ii) it does not have any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA or as required under Applicable Law requirements for health continuation coverage, (iii) neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any ERISA Plan; (iv) no notice of intent to terminate an ERISA Plan has been filed, nor has any ERISA Plan been terminated; (v) no circumstances exist which constitute grounds entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administer, ERISA Plan, nor has the PBGC instituted any such proceedings; (vi) neither it nor any member of its Controlled Group has completely or partially withdrawn from a multiemployer plan; (vii) it and all members of its Controlled Group have met their minimum funding requirements under ERISA with respect to all of their ERISA Plans and the present value of all vested benefits under each ERISA Plan exceeds the fair market value of all such ERISA Plan assets allocable to such benefits, as determined on the most recent valuation date of such ERISA Plan and in accordance with the provisions of ERISA; and neither it nor any member of its Controlled Group has incurred any liability to the PBGC under ERISA.

(z)                                                                                  Computer Software.  Each Obligor owns or has licensed for use or otherwise has the right to use all of the material software necessary to conduct its businesses. All computer equipment owned or used by an Obligor and necessary for the conduct of business has been properly maintained and is in good working order for the purposes of on-going operation, subject to ordinary wear and tear for computer equipment of comparable age.

(aa)                                                                          Insurance.  Each Obligor, or the Borrower on behalf of itself and all other Obligors, has maintained and maintains insurance which is in full force and effect that complies with all of the requirements of this Agreement. Each Obligor, or the Borrower on behalf of itself and all other Obligors, has maintained and maintains medical malpractice insurance which is in full force and effect covering at least $1,000,000 per claim and $3,000,000 in the aggregate. Schedule 7.1(aa) lists all existing insurance policies maintained by the Obligors as of the Closing Date.

(bb)                                                                          OFAC.  It is not in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC. No Obligor (i) is a Sanctioned Person or a Sanctioned Entity, (ii) has more than ten percent (10%) of its assets located in Sanctioned Entities, or (iii) derives more than ten percent (10%) of its revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities.

(cc)                                                                            Investment Company.  It is not an “investment company” nor a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940 of the United Sates, as amended.

(dd)                                                                          No Margin Stock.  No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock. None of the proceeds of the Advance shall be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulations U and X of the Board of Governors of the Federal Reserve System of the United States) or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(ee)                                                                            No Material Adverse Effect.  No event has occurred which has had or could reasonably be expected to have a Material Adverse Effect.

(ff)                                                                              No Default or Event of Default.  No Default or Event of Default has occurred and is continuing.

(gg)                                                                            Regulatory Matters.

(i)                                                                                     Except as set out in Schedule 7.1(gg), each Product that is subject to the Applicable Laws promulgated by a Regulatory Authority, is manufactured, packaged, labelled, imported, exported, stored, distributed, sold (whether or not for consideration), advertised and marketed in compliance with all such Applicable Laws, (except for immaterial non-compliance) as well as all material terms and conditions imposed in any licences and permits issued in respect of the Products.

(ii)                                                                                  No Obligor or, to the knowledge of the Obligors, any officer, employee, contractor or agent of an Obligor has ever made an untrue statement of material fact or fraudulent statement to a Regulatory Authority or failed to disclose a material fact required to be disclosed to a Regulatory Authority.

(iii)                                                                               Except as set out in Schedule 7.1(gg), no Product has been recalled, withdrawn, suspended or discontinued (other than for commercial or business reasons) by an Obligor at any time, and the Obligors have not received any information or report from any Governmental Authority, indicating that any of the Products, or ingredients therein, are unsafe or unsuitable for its intended use or pose an unacceptable health risk.

(iv)                                                                              To the knowledge of the Obligors after due inquiry, none of the Products or ingredients therein have been the subject of a warning, consumer alert or other cautionary statement issued by any Governmental Authority. Other than as provided for in Schedule 7.1(gg), the Obligors are not aware of any facts that would indicate that any Governmental Authority has or will prohibit or materially restrict the marketing, sale, distribution or use in the United States, Canada or Europe of any Product or the operation or use of any facility currently used to produce, manufacture or distribute the Products.

(hh)                                                                          None of the foregoing representations and warranties and no document furnished by or on behalf of an Obligor to the Lender in connection with the negotiation of the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state any material fact necessary to make any such statement or representation (taken as a whole) not materially misleading at such time in light of the circumstances under which such information or data was furnished.

7.2          Survival of Representations and Warranties.

The Borrower, for itself and on behalf of each Obligor, represents, warrants and covenants that all representations, warranties and covenants contained in this Agreement (whether appearing in Article 7 or elsewhere) shall be true, correct and complete at the time of the Borrower’s execution of this Agreement, shall survive the execution, delivery and acceptance hereof by the parties hereto and the closing of the transactions described herein or related hereto, shall, except for representations and warranties that relate solely to an earlier date, remain true, correct and complete until the indefeasible repayment and performance in full of all of the Obligations and termination of this Agreement.

ARTICLE 8 - SCHEDULES AND REPORTS

8.1          Financial Information.

The Borrower shall, and shall cause each other Obligor to, deliver to the Lender the following financial information:

(a)                                                                                 no later than forty-five (45) days after the end of the Borrower’s first three Fiscal Quarters each year, copies of internally prepared Consolidated Financial Statements of the Borrower;

(b)                                                                                 no later than ninety (90) days after the end of each Fiscal Year of the Borrower, copies of annual Consolidated Audited Financial Statements of the Borrower, along with a comparison to the budget set forth in the Annual Business Plan and the previous year;

(c)                                                                                  no later than thirty (30) days prior to the commencement of each Fiscal Year of the Borrower, a copy of the Annual Business Plan (in form and substance satisfactory to the Lender) approved by the board of directors of the Borrower, and, within twenty (20) days of any material modification thereto, a copy of the Annual Business Plan previously delivered, as modified; provided, however, the parties acknowledge that a copy of the Annual Business Plan for Fiscal Year 2015 will only be delivered to the Lender on or before January 31, 2015;

(d)                                                                                 no later than 25 days after the end of each calendar month beginning as soon as the GAA Business has earned at least $[REDACTED] in cumulative EBITDA, copies of the Cash Balance Statements; and

(e)                                                                                  no later than three days after receipt, any financial information required to be delivered to the Borrower, CRH Medical or CRH Anaesthesia under the GAA Loan documents.

8.2          Compliance Certificate.

With each Financial Statement delivered pursuant to Sections 8.1(a), 8.1(b) and 8.1(d), the Borrower shall deliver to the Lender a Compliance Certificate. For greater certainty, the

Compliance Certificate with respect to the Cash Balance Statement will be delivered monthly when due under Section 8.1(d).

8.3          Other Matters.

At such times as may be requested by the Lender from time to time hereafter, the Borrower shall deliver to the Lender (i) such additional schedules, certificates, reports and information with respect to the Collateral as the Lender may from time to time reasonably require, including, but not limited to, non-consolidated Financial Statements of the Borrower; (ii) a collateral assignment of any or all items of property held by the Obligors, from time to time, to the Lender or as the Lender may direct in order to perfect and further establish the security interests in favour of the Lender (or the Collateral Agent in the discretion of the Lender) in such property in accordance with this Agreement (to the extent not otherwise previously perfected under a Loan Document). All schedules, certificates, reports and assignments and other items delivered by the Borrower to the Lender hereunder shall be executed by an authorized representative of the Borrower, and shall be in such form and contain such information as the Lender shall reasonably request. The Lender, through its officers, employees or agents, shall have the right, upon reasonable notice at any time and from time to time in the Lender’s name, in the name of a nominee of the Lender or in an Obligor’s name, to verify the validity, amount or any other matter relating to any of the Collateral, by mail, telephone, telegraph or otherwise. The Borrower shall reimburse the Lender, on demand, for all reasonable receipted costs, fees and expenses incurred by the Lender in this regard.

ARTICLE 9 - COVENANTS

9.1          Covenants.

Until indefeasible payment and performance in full of all Obligations and termination of this Agreement, unless the Borrower obtains the prior written consent of the Lender waiving or modifying any covenants hereunder in any specific instance, the Borrower shall and shall cause each other Obligor to:

(a)                                                                                 Timely Payment.  Make due and timely payment of the Obligations required to be paid by it hereunder.

(b)                                                                                 Conduct of Business, Maintenance of Existence, Compliance with Laws.  Carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice except for non-compliance which would not have a Material Adverse Effect; preserve, renew and keep in full force and effect its existence; and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business and to comply in all material respects with all Material Contracts, Material Licences and Requirements of Law.

(c)                                                                                  Further Assurances.  Provide the Lender with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement and the other Loan Documents from time to time.

(d)                                                                                 Access to Information.  Promptly provide the Lender with all information reasonably requested by the Lender from time to time concerning its financial condition and Property, and during normal business hours and from time to time upon reasonable notice, permit representatives of the Lender to inspect any of its Property and to examine and take extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs, its business or any part of its Property with its senior officers and (in the presence of such of its representatives as it may designate) its Auditor. Provided that a Default or Event of Default is then continuing (or the Lender reasonably expects that that is the case), the Borrower will pay all reasonable expenses incurred by such representatives in order to visit an Obligor’s premises or attend at the Borrower and each other Obligor’s principal office, as applicable, for such purposes.

(e)                                                                                  Obligations and Taxes.  Pay or discharge or cause to be paid or discharged, before the same shall become delinquent (i) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof; (ii) all lawful claims for labour, materials and supplies; (iii) all required payments under any of its Debt, and (iv) all other obligations; provided, however that it shall not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and, in the case of clause (i) above, an adequate reserve in accordance with IFRS has been established in its books and records.

(f)                                                                                   Use of Loan.  Use the proceeds of the Advance only to finance the GAA Loans and the expenses related thereto or related to this Agreement and the Loan Documents.

(g)                                                                                  Insurance.  Maintain or cause to be maintained with reputable insurers coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties) and business interruption insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Lender, as requested (acting reasonably), evidence of such coverage. The Borrower shall, prior to the expiry or replacement of any insurance policy, notify the Lender of the replacement and at the Lender’s request send copies of all replacement policies to the Lender. Without limiting the generality of the foregoing, the Borrower will maintain, on behalf of itself and all other Obligors medical malpractice insurance covering at least $1,000,000 per claim and

$3,000,000 in the aggregate. Without limiting the generality of the foregoing, the Borrower shall maintain in effect all insurance coverage reasonable and prudent for a business similar to the Business conducted in similar locations. The Lender shall be indicated in all insurance policies, as applicable, as first loss payee and additional insured, and all policies shall contain such standard mortgage clauses as the Lender shall reasonably require for the Lender’s protection.

(h)                                                                                 Notice of Default or Event of Default.  Promptly and, in any event within two (2) Business Days, notify the Lender of any Default or Event of Default that would apply to it or to any Obligor of which it becomes aware along with the action to be taken by the Obligors to remedy any such Default or Event of Default.

(i)                                                                                     Notice of Material Adverse Effect.  Promptly notify the Lender of any Material Adverse Effect of which it becomes aware.

(j)                                                                                    Notice of Litigation.  Promptly notify the Lender on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance the result of which if determined adversely would or could reasonably be expected to result in (a) a judgment or award against it in excess of $250,000 or (b) a Material Adverse Effect, and from time to time provide the Lender with all reasonable information requested by it concerning the status of any such proceeding.

(k)                                                                                 Other Notices.  Promptly, upon having knowledge, give notice to the Lender of:

(i)                                                                                     any notice of expropriation affecting any Obligor;

(ii)                                                                                  any Action Request or Violation Notice;

(iii)                                                                               any violation of any Applicable Law which does or may have a Material Adverse Effect on any Obligor;

(iv)                                                                              any default under any Debt in a principal amount greater than $250,000 of an Obligor;

(v)                                                                                 any termination prior to maturity of or default under a Material Contract or any termination, lapse, rescission or default under a Material Licence;

(vi)                                                                              any damage to or destruction of any Property, of any Obligor having a replacement cost in excess of $250,000;

(vii)                                                                           the acquisition of any real property by an Obligor;

(viii)                                                                        the receipt of insurance proceeds by any Obligor in excess of $250,000;

(ix)                                                                              any Lien registered against any Property of any Obligor, other than a Permitted Lien;

(x)                                                                                 the occurrence of any event referred to in Section 7.1(x);

(xi)                                                                              a Product being recalled, withdrawn, suspended or discontinued or is under consideration of being recalled, withdrawn, suspended or discontinued;

(xii)                                                                           a Product being the subject of a warning, consumer alert or other cautionary statement issued by any Governmental Authority;

(xiii)                                                                        any information or report from any Governmental Authority, indicating that any of the Products are, unsafe or unsuitable for its intended use or pose an unacceptable health risk;

(xiv)                                                                       a default under any GAA Loans, the GAA Equity Purchase Agreement and the GAA Asset Purchase Agreement;

(xv)                                                                          any payment under the Earn Out Obligations;

(xvi)                                                                       any entering into of a Material Contract or Material Licence; and

(xvii)                                                                    any material adverse change in, or material adverse amendment to, or termination of a Material Contract or Material Licence.

(l)                                                                                     Environmental Compliance.  Operate its business in compliance with Requirements of Environmental Laws (except where the failure to do so would not have a Material Adverse Effect) and operate all Property owned, leased or otherwise used by it such that no obligation, including a clean-up or remedial obligation, will arise under any Requirements of Environmental Law; provided, however, that if any such claim is made or any such obligation arises, the applicable Obligor shall promptly satisfy, address or contest such claim or obligation at its own cost and expense. It shall promptly notify the Lender upon: (i) learning of the existence of any Materials of Environmental Concern located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in compliance with Requirements of Environmental Law), or contained in the soil or water constituting such land; and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Materials of Environmental Concern that has occurred on or from such land, which, in either the case of (i) or (ii), is likely to result in liability under Requirements of Environmental Law in excess of $250,000.

(m)                                                                             Security.  With respect to the Security:

(i)                                                                                     provide to the Lender the Security required from time to time pursuant to Article 6 in accordance with the provisions of such Article, accompanied by supporting resolutions, certificates and opinions in form and substance satisfactory to the Lender; and

(ii)                                                                                  do, execute and deliver all such things, documents, security, agreements and assurances as may from time to time be requested by the Lender to ensure that the Lender holds at all times valid, enforceable, perfected first-priority Liens (subject only to Permitted Liens) on the Collateral from the Obligors meeting the requirements of Article 6.

(n)                                                                                 Maintenance of Property.  Keep all Property useful and necessary in its business in good working order and condition, normal wear and tear excepted, and maintain all Intellectual Property necessary to carry on its business.

(o)                                                                                 Landlord Consents.  Use its best commercial efforts to obtain, in favour of the Lender, a consent agreement from a landlord of premises that are leased at any time and from time to time by any Obligor.

(p)                                                                                 Material Contracts.  Ensure that any Material Contract is specifically assigned by way of security in favour of the Lender by the applicable Obligor and to obtain, in favour of the Lender, if necessary to assign properly such Material Contract, an acknowledgement of a Person or Governmental Authority to such assignment.

(q)                                                                                 Employee Benefit and Welfare Plans.  Maintain all employee benefit, Pension Plans and Welfare Plans relating to its business in compliance with all Applicable Laws except for immaterial non-compliance.

(r)                                                                                    Additional Information.  Promptly provide the Lender, after the sending or filing thereof, with copies of all reports, notices, prospectuses and registration statements which any Obligor files with a securities commission or securities regulatory authority in any Province of Canada or any other securities commission.

(s)                                                                                   Material Contracts and Material Licences.  At the request of the Lender from time to time, provide to the Lender certified copies of all Material Contracts and Material Licences.

(t)                                                                                    Regulatory Matters.  Ensure that (i) all non-compliance (other than immaterial non-compliance) with regulatory matters as identified in Schedule 7.1(gg) is remedied within a reasonable period of time following the Closing Date, and (ii) all existing and future Products are licenced and/or registered, as applicable, in compliance with Applicable Laws.

(u)                                                                                 ERISA.  Promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could result in the imposition of a Lien other than a Permitted Lien against any of its Properties; promptly notify the Lender of (i) the occurrence of any Reportable Event with respect to an ERISA Plan that could reasonably be expected to result in material liability, (ii) receipt of any notice from the PBGC of its intention to seek termination of any ERISA Plan or appointment of a trustee therefor, (iii) its intention to terminate or withdraw from any ERISA Plan or multiemployer plan that could reasonably be expected to result in material liability, and (iv) the occurrence of any event with respect to any ERISA Plan or multiemployer plan which would result in the incurrence by it or any Subsidiary of any material liability, fine or penalty, and (v) any material increase in its contingent liability with respect to any post-retirement Welfare Plan benefit.

(v)                                                                                 Patriot Act.  In the case of the Obligors, the Borrower acknowledges and agrees that pursuant to the provisions of the USA Patriot Act (Title III of the Pub. L. 107-56) signed into law October 26, 2001 (the “Patriot Act”), the Lender may be required to obtain, verify and record information with respect to the Obligors; and the Borrower hereby agrees to cooperate with the Lender and provide them with all information that may be required in order to fulfil their obligations under the Patriot Act; and without limiting the generality of the foregoing, the Borrower agrees to use commercially reasonable efforts to obtain the consent of any of their respective officers, directors and employees whose consent to the disclosure of any such information is required under applicable privacy legislation in Canada.

(w)                                                                               Books and Records.  At all times keep accurate and complete books, records and accounts with respect to all of its business activities, in accordance with sound accounting practices and, where applicable, IFRS consistently applied, and shall keep such books, records and accounts, and any copies thereof, only at the addresses indicated for such purpose on Schedule 7.1(r);

(x)                                                                                 Earn Out Obligation. Provide Lender with copies of all documents and correspondence received by CRH Medical under the GAA Loans or otherwise relating to the calculation and payment by GAA of the Earn Out Obligation.

(y)                                                                                 Financial Covenants.

(i)                                                                                     Minimum EBITDA. The Borrower shall maintain a minimum EBITDA of $4,000,000 for the Fiscal Quarters ending on each of the following dates: March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015.

(ii)                                                                                  Net Debt to TTM EBITDA Ratio. For the Fiscal Quarter ending on March 31, 2016 and at all times thereafter, the Borrower shall maintain a Net Debt to TTM EBITDA Ratio of no more than 2.5:1.

(iii)                                                                               Cash Balance. The Borrower will maintain at all times until the date which is 54 months from the Closing Date a minimum positive cash balance equal to [REDACTED] (the “Cash Balance Statement”).

(z)                                                                                  Board of Directors.  Until the later of (a) the earlier of (i) the date the Earn Out Obligations are paid in full, and (ii) the date the Lender receives a full and final release of any and all potential obligations of the Lender under the Earn Out Comfort Letter; and (b) indefeasible repayment and performance in full of all of the Obligations and the termination of this Agreement:

(i)                                                                                     the Lender shall be entitled to designate one individual (the “Lender’s Nominee”), to be nominated and, if elected, to serve as a member of the Borrower’s board of directors (the “Board”) for a term expiring not earlier than the Borrower’s next annual meeting of shareholders at which directors of the Borrower are to be elected provided that such Lender’s Nominee consents in writing to serve as a director and is eligible under the Business Corporations Act (British Columbia) to serve as a director;

(ii)                                                                                  the Borrower shall take all steps as may be necessary to nominate the Lender’s Nominee to the Board as soon as reasonably practicable after the Lender designates such Lender’s Nominee;

(iii)                                                                               at the first annual meeting of the Borrower’s shareholders following the end of the term of the Lender’s Nominee as a director at which directors of the Borrower are to be elected, and at each meeting of its shareholders thereafter at which directors are to be elected, the Borrower shall cause the Lender’s Nominee to be included in the slate of nominees proposed by the Borrower to its shareholders for election as directors;

(iv)                                                                              the Borrower shall use commercially reasonable efforts to cause the election of the Lender’s Nominee, including soliciting proxies in favour of the election of the Lender’s Nominee in the event the Borrower intends to solicit any such proxies in connection with a meeting of its shareholders;

(v)                                                                                 the Borrower shall notify the Lender in writing immediately upon determining the date of any meeting of its shareholders at which directors of the Borrower are to be elected and the Lender shall advise the Borrower and the Board of the name of the Lender’s Nominee within 14 Business Days after receiving such notice;

(vi)                                                                              if the Lender does not advise the Borrower and the Board of the Lender’s Nominee within the time set forth in the subsection above, then the Lender will be deemed to have designated its incumbent nominee for nomination for election at the relevant meeting of the Borrower’s shareholders;

(vii)                                                                           if the Lender’s Nominee ceases to hold office as a director of the Borrower for any reason, the Lender shall be entitled to nominate an individual to replace him or her and the Borrower shall promptly take all steps as may be necessary to appoint such individual to the Board to replace the Lender’s Nominee who has ceased to hold office;

(viii)                                                                        the Lender will provide the Board with reasonable notice of the person it proposes to nominate to the Board, and the Board will give due consideration to the view of the independent members of the Board as to whether such person is an appropriate addition to the Board given his or her skill set. The Borrower shall not be entitled to veto the Lender’s Nominee unless such Lender’s Nominee has previously been removed by a resolution of its shareholders or such Lender Nominee is a director who retired by rotation and was not re-elected by the Borrower’s shareholders;

(ix)                                                                              so long as the Lender’s Nominee serves as a member of the Board, such Lender’s Nominee shall be eligible to serve on any committee of the Board provided that such Lender’s Nominee satisfies the eligibility criteria for such committee and the Board has approved, and has received regulatory approval, of the Lender’s Nominee serving as a member of such committee; and

(x)                                                                                 the Lender acknowledges that any appointment to the Borrower’s Board must be ratified annually by a shareholder vote at the Borrower’s annual general or special meetings of shareholders.

9.2          Negative Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Lender, the Borrower shall not and shall ensure that each Obligor shall not:

(a)                                                                                 Disposition of Property.  Except for Permitted Dispositions, dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired.

(b)                                                                                 No Consolidation, Amalgamation, etc.  Consolidate, amalgamate or merge with any other Person other than an Obligor, export a corporation into a jurisdiction outside of Canada or the United States, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing corporate or capital structure, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution unless prior written approval has been received by the Lender and such documentation as is required by counsel to the Lender is delivered concurrently with such transaction.

(c)                                                                                  No Change of Name.  Change its name, adopt a French form of name or change its jurisdiction of incorporation or formation in each case without providing the Lender with fifteen (15) days’ prior written notice thereof.

(d)                                                                                 No Debt.  Create, incur, assume or permit any Debt to remain outstanding, other than, subject to Section 9.2(u), Permitted Debt.

(e)                                                                                  Operating Leases.  Create, incur, assume or permit obligations outstanding in respect to operating leases (which, for greater certainty, does not include leases of real property) such that the aggregate annual payments due on such leases for all Obligors exceeds $250,000.

(f)                                                                                   No Financial Assistance.  Give any Financial Assistance to any Person except for (i) guarantees by the Guarantors of the obligations owing pursuant to the Subordinated Credit Agreement and the Obligations under this Agreement; and (ii) subject to Section 9.2(u), the Borrower’s guarantee of the GAA Asset Purchase Agreement and GAA Equity Purchase Agreement.

(g)                                                                                  No Distributions.  Make any Distribution except Permitted Distributions.

(h)                                                                                 No Lien.  Create, incur, assume or permit to exist any Lien upon any of its Property except a Permitted Lien.

(i)                                                                                     Acquisitions.  Make any Acquisitions except:

(i)                                                                                     the GAA Transaction;

(ii)                                                                                  provided that no Event of Default has occurred and is continuing (or would result from such Acquisition), an Acquisition of any other Person or of all or part of the Property of any other Person or of all or part of any division, business, operation or undertaking of any other Person where the business of such Person is the same or substantially the same as, similar, complementary or related to, the Business or the business of the Borrower and the aggregate consideration payable in respect of such Acquisition (including any deferred consideration) is not more than $[REDACTED]; or

(iii)                                                                               exercise of the Borrower’s right to repurchase the Lender Option as permitted under the Lender Option.

(j)                                                                                    No Change to Year End.  Make any change to its Fiscal Year.

(k)                                                                                 Hedge Arrangements.  Enter into any Hedge Arrangement other than on commercially reasonable terms and for commercially reasonable purposes in connection with the Business and not for speculative purposes.

(l)                                                                                     Location of Assets in Other Jurisdictions.  Except for any Property in transit in the ordinary course of business, acquire any Property outside of the jurisdictions identified in Schedule 7.1(r) or move any Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Lien of the Security over such Property to cease to be perfected under Applicable Law, or suffer or permit in any other manner any of its Property to not be subject to the Lien of the Security or to be or become located in a jurisdiction as a result of which the Lien of Security over such Property is not perfected, unless (i) the Obligor has first given thirty (30) days’ prior written notice thereof to the Lender, and (ii) the applicable Obligor has first executed and delivered to the Lender all Security and all financing or registration statements in form and substance satisfactory to the Lender which the Lender or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first-priority Lien (subject only to Permitted Liens) over such Property notwithstanding the movement or location of such Property as aforesaid together with such supporting certificates, resolutions, opinions and other documents as the Lender may deem necessary or desirable in connection with such security and registrations.

(m)                                                                             Amendments to Organizational Documents.  Amend any of its Organizational Documents in a manner that would be materially prejudicial to the interests of the Lender under the Loan Documents.

(n)                                                                                 Amendments to other Documents.  Amend, vary or alter any Material Contract, the GAA Loans or Material Licence in a manner that would reasonably be expected to have a Material Adverse Effect.

(o)                                                                                 Non-Arm’s Length Transactions.  Except as contemplated by Section 9.2(g), effect any transactions with any Person (other than an Obligor) not dealing at Arm’s Length with the transacting Obligor unless such transaction is on market terms and consistent with transactions with Persons at Arm’s Length.

(p)                                                                                 Sale and Leaseback.  Enter into any arrangement with any Person providing for the leasing by any Obligor, as lessee, of Property which has been or is to be sold or transferred by such Obligor to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such Property or the lease obligation of any Obligor.

(q)                                                                                 Employee Loans.  Make any loans or advances to an employee of an Obligor other than loans in an aggregate amount not to exceed $250,000 provided that such loans are used to purchase Equity Interests in such Obligor and at the time of the loan no Default or Event of Default exists.

(r)                                                                                    Deposit Accounts and Securities Accounts.  No Obligor will have any Permitted Cash Investments, cash or Equity Interests in any single Deposit Account or Securities Account located in any province of Canada (if Canada or such provinces has adopted any law requiring a Control Agreement or similar agreement to perfect a Lien in any Deposit Account or Securities Account or making such method a superior form of perfection) or the United States (other than payroll accounts), where the balance in such Deposit Account or Securities Account is in excess of $250,000 at any one time unless the applicable Obligor and the applicable securities intermediary or deposit-taking institution have entered into a Control Agreement or similar agreement governing such Deposit Account or Securities Account in order to perfect (and further establish) the security interests in favour of the Lender under the Security Documents in such Permitted Cash Investments, cash or Equity Interests, except that (i) in the case of any Permitted Cash Investments, cash or Equity Interests in any single Deposit Account or Securities Account in existence on the Closing Date, the applicable Obligor will within 60 days of the Closing Date enter into a Control Agreement or similar agreement governing such Deposit Account or Securities Account in order to perfect (and further establish) the security interests in favour of the Lender under the Security Documents in such Permitted Cash Investments, cash or Equity Interests; and (ii) the requirements of this proviso will not apply to any Deposit Account or Securities Account that is required in connection with a Permitted Acquisition until 60 days following the date such acquisition is consummated. The aggregate amount of all Permitted Cash Investments, cash and Equity Interests in all Deposit Accounts and all Securities Accounts owned by any Obligor for which a Control Agreement has not been delivered shall not exceed $1,000,000 at any time.

(s)                                                                                   Subordinated Credit Agreement.  Make any amendments or modifications to the Subordinated Credit Agreement except as permitted pursuant to the terms of the Intercreditor Agreement.

(t)                                                                                    New Subsidiaries.  Create or acquire any Subsidiary after the date of this Agreement, including in respect of any Subsidiaries acquired as part of an Acquisition permitted under this Agreement, unless: (i) such Subsidiary exists pursuant to the laws of Canada or any Province of Canada or the laws of a state of the United States of America; (ii) all of the issued and outstanding Equity Interests of such Subsidiary is owned by an Obligor; (iii) such new Subsidiary provides a legal, valid and enforceable guarantee in favour of the Lender and first-ranking security in form and substance satisfactory to the Lender; and in each case appropriate legal opinions are delivered by Borrower’s counsel to the Lender.

(u)                                                                                 Earn Out Obligations.  Make any payments, loans or other Distributions in respect of Earn Out Obligations at any time without prior written consent of the Lender. The Borrower shall not consent to any amendment, modification, supplement or restatement of the Earn Out Obligations, the GAA Asset Purchase Agreement, the GAA Equity Purchase Agreement, or the GAA Loans, without the prior written consent of the Lender.

(v)                                                                                 Capital Expenditures.  Without prior written consent of the Lender, which consent will not be unreasonably withheld, no Obligor may make any Capital Expenditures which exceed in any Fiscal Year an aggregate of $250,000 over the aggregate amount of Capital Expenditures included in the Annual Business Plan for such Fiscal Year.

(w)                                                                               Compensation.  Make any material changes to employee or management compensation practices other than changes which are customary and reasonable in a business similar to the Business.

9.3          Entitled to Perform Covenants

If the Borrower fails to perform any covenant contained in this Article 9, or in any other provision hereof or of any of the other Loan Documents, the Lender may perform in any manner deemed fit by it without thereby waiving any rights to enforce this Agreement or the other Loan Documents, any such covenant capable of being performed by it and if any such covenant requires the payment of money, the Lender may make such payments. All sums so expended by the Lender shall be deemed to form part of the Obligations, shall bear interest at the same rate as the Loan and shall be payable by the Borrower on demand.

ARTICLE 10 - CONDITIONS PRECEDENT

10.1        Conditions Precedent to Advance.

The obligations of the Lender to fund the Loan is subject to the satisfaction or waiver on or before the Closing Date of the following conditions precedent:

(a)                                                                                 this Agreement shall have been executed and delivered by all parties hereto;

(b)                                                                                 the Lender shall have received certified copies of the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor’s respective obligations under the Loan Documents and the transactions contemplated herein, and the incumbency of the officers of the Obligors;

(c)                                                                                  copies of all shareholder agreements and partnership agreements, if any, applicable to each Obligor, certified by such Obligor to be true, shall have been delivered to the Lender’s satisfaction;

(d)                                                                                 certificates of status or good standing, as applicable, for all relevant jurisdictions of each Obligor shall have been delivered to the Lender;

(e)                                                                                  each Obligor shall be in compliance in all material respects with all (if any) Material Contracts and Material Licences to the satisfaction of the Lender and copies of all Material Contracts and Material Licences if any, applicable to each Obligor, shall have been delivered to the Lender;

(f)                                                                                   evidence of repayment in full of all Debt that is not Permitted Debt owing by any Obligor to any third party lenders to such Obligor concurrent with the Advance shall have been delivered to the Lender;

(g)                                                                                  evidence that all necessary or required consents or approvals of any Governmental Authority or other Person in connection with the completion of the GAA Transaction and the delivery of the Loan Documents have been obtained;

(h)                                                                                 releases, discharges, estoppels and postponements with respect to all Liens which are not Permitted Liens, if any, shall have been delivered to the Lender;

(i)                                                                                     payment of all amounts and fees payable to the Lender, including, without limitation, the Cash Fee, the Annual Fee and all reasonable fees of counsel to the Lender (including local counsel);

(j)                                                                                    duly executed copies of the Security shall have been delivered to the Lender and such financing statements or other registrations of such Security, or notice thereof, shall have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Lender to preserve or protect the charges and security interests created thereby;

(k)                                                                                 a currently dated letter of opinion of counsel to the Borrower along with the opinions of local counsel for each Obligor shall have been delivered to the Lender;

(l)                                                                                     the Borrower shall have delivered to the Lender certificates of insurance acceptable to the Lender showing, inter alia, the Lender as a first loss payee as its interest may appear on all insurance policies that insure the assets to be secured by the Security;

(m)                                                                             no Default or Event of Default has occurred and is continuing on the Closing Date or would result from making the Advance and a senior officer of the Borrower shall have certified the same to the Lender;

(n)                                                                                 all representations and warranties made by the Obligors in the Loan Documents are true and correct in all material respects;

(o)                                                                                 no Material Adverse Effect has occurred;

(p)                                                                                 evidence of concurrent completion of the GAA Transaction on terms and conditions consistent with the GAA Asset Purchase Agreement, the GAA Equity Purchase Agreement and the GAA Loans (with any material deviations from any of the GAA Asset Purchase Agreement, the GAA Equity Purchase Agreement and the GAA Loans to be subject to approval by the Lender) shall have been provided to the Lender;

(q)                                                                                 executed copies of the GAA Asset Purchase Agreement, the GAA Equity Purchase Agreement and the document(s) evidencing the GAA Loans;

(r)                                                                                    a source and use of funds statement and an outline of the flow of funds from the Advance shall have been delivered to the Lender evidencing that the Advance will be used solely for the purpose provided for in Section 9.1(f);

(s)                                                                                   evidence of Equity Financing being made in an aggregate amount of no less than $5,000,000, all on terms satisfactory to the Lender shall have been delivered to the Lender;

(t)                                                                                    evidence that funds under the Subordinated Credit Agreement in an amount not less than $20,000,000 have been or will be concurrently advanced to the Borrower, all on terms satisfactory to the Lender;

(u)                                                                                 an executed copy or copies certified true and correct by an officer of the Borrower of the Subordinated Credit Agreement and the Subordinated Lenders’ Security shall have been delivered to the Lender;

(v)                                                                                 the Intercreditor Agreement shall have been executed to the Lender’s satisfaction;

(w)                                                                               the Lender shall have received such additional evidence, documents or undertakings as the Lender shall reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement;

(x)                                                                                 the Lender shall have completed all due diligence which it considers necessary or appropriate in its discretion in regard to each Obligor and its Property, books and records, operations, prospects and condition (financial or otherwise), including, without limitation, in regards to past and ongoing compliance with Applicable Laws (including Environmental Laws), union and labour relations and pension matters; and

(y)                                                                                 the Lender and the Borrower will have entered into, executed and delivered an agreement granting to the Lender certain rights in respect of the Borrower’s current and future products, all on terms satisfactory to the parties, acting reasonably.

ARTICLE 11 — EVENTS OF DEFAULT

11.1        Events of Default.

The occurrence of any one or more of the following events shall constitute an “Event of Default” hereunder:

(a)                                                                                 the failure of the Borrower to pay any principal hereunder when due; or

(b)                                                                                 the failure of the Borrower to pay any interest or other Obligations (other than principal hereunder) when due, which failure continues unremedied for three (3) Business Days; or

(c)                                                                                  the failure of (i) any Obligor to perform, keep or observe in a material respect any of the financial covenants in Section 9.1(y) of this Agreement, (ii) any Obligor to perform, keep or observe any of the other covenants, conditions, promises, agreements or obligations under this Agreement (other than as described in Sections 11.1(a) and (b) and other than those covenants, conditions, promises, agreements or obligations referred to in (i) above) or in any of the Loan Documents, in each case which failure is not cured within thirty (30) days of receipt of written notice from the Lender of such failure; or

(d)                                                                                 the making or furnishing by any Obligor or any director or officer thereof to the Lender of any representation, warranty, certificate, schedule, report or other communication of a material nature within or in connection with this Agreement or the Loan Documents, which is untrue or misleading in any material respect when made; provided that, no Event of Default under this Section 11.1(d) will occur if such representation, warranty or other communication was not intentionally untrue or misleading, is capable of being corrected within thirty (30) days of being made and is diligently corrected within such thirty (30) day period; or

(e)                                                                                  if any Obligor ceases or threatens to cease to carry on business generally or admits it inability or fails to pay its debts generally; or

(f)                                                                                   if (i) the Debt under the Subordinated Credit Agreement is accelerated by the Subordinated Lender, or (ii) any Obligor fails to make any payment when such payment is due and payable to any Person in relation to any indebtedness for borrowed money or other indebtedness or liabilities arising in respect of any other Debt which in the aggregate principal amount then outstanding is in excess of $250,000 and such payment is not made within any applicable cure or grace period; or (iii) any Obligor defaults in the observance or performance of any other agreement or condition in relation to any such indebtedness to any Person which in the aggregate principal amount then outstanding is in excess of $250,000 or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period; or (iv) any other event shall occur or condition exist, the effect of which default or other condition in the case of (ii) to (iv) above is to cause such Debt to become due prior to its stated maturity date; or

(g)                                                                                  if any Obligor denies its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or

(h)                                                                                 any of the Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, in each case in a manner that is adverse to the Lender, if any Obligor does not, within fifteen (15) Business Days of receipt of notice of such Loan Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution by the Lender (acting reasonably), replace such Loan Document with a new agreement that is in form and substance satisfactory to the Lender or amend such Loan Document to the satisfaction of the Lender; or

(i)                                                                                     if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor a bankrupt or insolvent or approving a petition seeking the winding-up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code or the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the Property of an Obligor or ordering the winding up or liquidation of its affairs; or

(j)                                                                                    if any Obligor becomes insolvent, makes any assignment in bankruptcy or makes any other similar assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or

(k)                                                                                 if any proceeding or filing shall be instituted or made against any Obligor seeking to have an order for relief entered against such Obligor as debtor or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under any law relating to bankruptcy, insolvency, reorganization or relief or debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada)), or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within thirty (30) days of institution; or

(l)                                                                                     if a Person takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Obligor; or

(m)                                                                             if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due shall have been obtained or entered against an Obligor in an amount in excess of $250,000 (individually or in the aggregate for all Obligors) and such judgment, execution, writ of seizure and sale, sequestration or decree shall not have been and remain vacated, satisfied, discharged or stayed pending appeal within the applicable appeal period; or

(n)                                                                                 if any of the Security shall cease to be a valid and perfected first-priority security interest subject only to Permitted Liens and the Borrower shall have failed to remedy such default within fifteen (15) Business Days of the Borrower becoming aware of such fact; or

(o)                                                                                 if an event of default occurs under any Material Contract or Material Licence of any Obligor and which is committed by such Obligor (other than an event of default specifically dealt with in this Section) and such event of default has or would reasonably be expected to have a Material Adverse Effect and is not remedied within fifteen (15) days after the Borrower becomes aware of such event of default; or

(p)                                                                                 if any of the following events shall occur with respect to any Pension Plan:

(i)                                                                                     the institution of any steps by any Obligor or any member of its Controlled Group or any applicable regulatory authority to terminate a Pension Plan (wholly or in part) if, as a result of such termination, any Obligor may be required to make an additional contribution to such Pension Plan, or to incur an additional liability or obligation to such Pension Plan or ERISA Plan, equal to or in excess of $250,000 or the equivalent thereof in another currency; or

(ii)                                                                                  any Reportable Event or Prohibited Transaction occurs; or

(iii)                                                                               a contribution failure occurs with respect to any ERISA Plan maintained by any US Obligor or any member of its Controlled Group sufficient to give rise to a lien or charge under Section 302(f) of ERISA or under any applicable pension benefits legislation in any other jurisdiction; or

(q)                                                                                 if a Change of Control occurs; or

(r)                                                                                    all or any material part of the Property of any Obligor shall be nationalized, expropriated or condemned, seized or otherwise appropriated, or custody or control of such Property of any Obligor shall be assumed by any Governmental Authority or any court of competent jurisdiction at the instance of any Governmental Authority, in each case which has or would reasonably be expected to have a Material Adverse Effect except where contested in good faith by proper proceedings diligently pursued where a stay of enforcement is in effect; or

(s)                                                                                   if the common shares of the Borrower cease to be listed for trading on the TSX Venture Exchange or The Toronto Stock Exchange or any order is made by any Governmental Authority in relation to the Borrower, or there is any change of law, or the interpretation or administration therefore, in each case, which in the reasonable opinion of the Lender, operates to prevent or restrict the trading of the common shares of the Borrower; or

(t)                                                                                    any Obligor ceases to be a Subsidiary of the Borrower (except as a result of an amalgamation, a merger with another Obligor, a winding-up into another Obligor, a Permitted Disposition, or as otherwise permitted under this Agreement), unless the Lender in its absolute discretion otherwise agrees in writing; or

(u)                                                                                 failure of GAA to satisfy the Earn Out Obligations when due and such failure continues for 30 days.

11.2        Acceleration and Termination of Rights.

If any Event of Default shall occur and be continuing, all Obligations owing by the Borrower under the Loan Documents shall, at the option of the Lender but subject in all cases to the Intercreditor Agreement, become immediately due and payable, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor; provided, if any Event of Default described in Section 11.1(e), 11.1(i) through 11.1(k) with respect to the Borrower shall occur, the outstanding principal amount of the Advance and all other Obligations shall automatically be and become immediately due and payable, subject in all cases to the Intercreditor Agreement. In such event the Lender may, in its discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrower to the Lender and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

11.3        Remedies Cumulative and Waivers.

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lender hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Loan Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for such default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lender shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lender under this Agreement or any other Loan Document as a result of any other default or breach hereunder or thereunder.

11.4        Saving.

The Lender shall not be under any obligation to the Borrower or any other Person to realize any Collateral or enforce the Security or any part thereof or to allow any of the Collateral to be sold, dealt with or otherwise disposed of. The Lender shall not be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Collateral or any part thereof or the failure to allow any of the Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of Lender.

11.5        Third Parties.

No Person dealing with the Lender or any agent of the Lender shall be required to inquire whether the Security has become enforceable, or whether the powers which the Lender is purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the Collateral charged by such Security or any part thereof.

11.6        Set-Off or Compensation.

In addition to and not in limitation of any rights now or hereafter granted under Applicable Law, if repayment is accelerated pursuant to Section 11.2, the Lender may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived by the Borrower, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lender, to or for the credit of or the account of the Borrower, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.

ARTICLE 12 - INDEMNIFICATION, ETC.

12.1        General Indemnity.

The Borrower agrees to defend (with counsel satisfactory to the Lender), protect, indemnify and hold harmless the Lender, and each of its Affiliates, and Subsidiaries, and its respective officers, directors, employees, legal counsel and agents (each an “Indemnified Party”) from and against any and all obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature (including, without limitation, the disbursements and the fees (on a solicitor-client basis) of one legal counsel (unless it would be inappropriate for one counsel to represent all Indemnified Parties due to a conflict of interest or otherwise in which case, all legal counsel for each Indemnified Party) in connection with any investigative, administrative or judicial proceedings, whether or not any Indemnified Party shall be designated a party thereto), (collectively, “Losses”) which may be imposed on, incurred by, or asserted against, any Indemnified Party (whether direct, indirect or consequential and whether based on any federal, provincial, state or local laws or regulations, including, without limitation, securities, environmental and commercial laws and regulations, under common law or in equity, or based on contract or otherwise) in any manner relating to or arising out of this Agreement or any other Loan Document, or any act, event or transaction related or attendant thereto, the making and/or the management of the Loan or the use or intended use of the proceeds of the Loan; provided, however that the Borrower shall have no obligation hereunder to any Indemnified Party to the extent that such Losses were caused by or resulted from the wilful misconduct or gross negligence of such Indemnified Party. To the extent that the undertaking to indemnify set forth in the preceding sentence may be unenforceable against the Borrower because it violates any law or public policy, the Borrower shall satisfy such undertaking to the maximum extent permitted by Applicable Law. Any Losses covered by this indemnity shall be paid to each Indemnified Party on demand, and, failing prompt payment, shall, together with interest thereon at the Deemed Interest Rate from the date incurred by each Indemnified Party until paid in full, be added to the Obligations and be secured by the Collateral. The provisions of this Section 12.1 shall survive the satisfaction and payment of all Obligations and the termination of this Agreement.

12.2        Taxes.

All payments made by the Borrower under this Agreement and the Loan Documents shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, assessments, imposts, deductions, charges, or withholdings imposed by any foreign, federal, provincial, state, local or other jurisdiction or any Governmental Authority thereof or political subdivision or taxing authority therein, excluding taxes imposed on the net income or the capital of the Lender (all such non-excluded taxes being hereinafter called “Taxes”). If any Taxes are required to be withheld from any amounts so payable to the Lender hereunder or under any Loan Documents the amounts so payable shall be increased to the extent necessary to yield to the recipient (after payment of all Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement or any other Loan Documents. If the Borrower is required by Applicable Law to make any deduction or withholding on account of any Taxes or other amount from any sum paid or expressed to be payable to the Lender under this Agreement or any other Loan Document, then: (i) the Borrower shall notify the Lender of any such requirement or any change in any such requirement as soon as it becomes aware of it; (ii) the Borrower shall pay any such Taxes or other amount before the date on which penalties attached thereto become due and payable; (iii) the sum payable by the Borrower in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the recipient receives on the due date and retains (free from any liability in respect of any such deduction, withholding or payment) a sum equal to that which it would have received and so retained had no such deduction, withholding or payment been required or made; and (iv) within thirty (30) days after payment of any sum from which the Borrower is required by Applicable Law to make any deduction or withholding, and within thirty (30) days after the due date of payment of any Taxes or other amount which it is required by clause (ii) above to pay, it shall deliver to the Lender all such certified documents and other evidence as to the making of such deduction, withholding or payment as (A) are reasonably satisfactory to the Lender as proof of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority and (B) are reasonably required by the Lender to enable it to claim a tax credit with respect to such deduction, withholding or payment. If the Borrower fails to pay any Taxes when due to the appropriate taxing authority, the Borrower shall indemnify the Lender for any incremental taxes, interest or penalties that may become payable by the Lender as a result of any such failure. The provisions of this Section 12.2 shall survive the satisfaction and payment of all Obligations and the termination of this Agreement.

ARTICLE 13 - GENERAL PROVISIONS

13.1        Notice.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by fax or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notices of change of address shall also be governed by this Section 13.1. Notices and other communications shall be addressed as follows:

(a)	if to the Borrower:

CRH Medical Corporation

Suite 522 – 999 Canada Place
World Trade Centre
Vancouver, BC V6C 3E1

	Attention:	Richard Bear
	Fax No.	+1 866 477 5386

(b)	if to the Lender:

Knight Therapeutics Inc.
376 Victoria Avenue, Suite 220
Westmount, Québec
H3Z 1C3

	Attention:	Jeffrey Kadanoff
	Fax No.	+1 514 481 4116

with a copy to:

Dentons Canada LLP
1 Place Ville Marie, 39th Floor
Montreal, Québec
H3B 4M7

	Attention:	Charles R. Spector
	Fax No.	+1 514 866 2241

13.2        Choice of Governing Law and Construction.

Except as expressly set forth therein, this Agreement and the other Loan Documents (unless expressly stated otherwise in the other Loan Documents) shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein as to interpretation, enforcement, validity, construction, effect, and in all other respects, including, without limitation, the legality of the interest rate and other charges, but excluding perfection and realization of the security interests and hypothecs in the Collateral, which shall be governed and controlled by the laws of the relevant jurisdiction.

13.3        Attornment.

The Parties hereto irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province on Ontario for all matters arising out of, or in connection with, this Agreement and the other Loan Documents.

13.4        Press Releases.

Each party hereto agrees that it will promptly provide the other party with drafts of any press releases relating to the subject matter hereof, including the entering into of this Agreement, for review and comment prior to the issuance thereof, such review and comments not to be unreasonably withheld or delayed.

13.5        Modification and Benefit of Agreement.

This Agreement and the other Loan Documents may not be modified, altered or amended except by an agreement in writing signed by the Borrower and the Lender. The Borrower may not sell, assign or transfer this Agreement, or the other Loan Documents or any portion thereof including, without limitation, the Borrower’s right, title, interest, remedies, powers or duties thereunder. The sale, assignment, transfer or other disposition to a financial institution by the Lender, at any time and from time to time hereafter, of this Agreement, or the other Loan Documents, or of any portion thereof, or participation therein including, without limitation, the right, title, interest, remedies, powers and/or duties of the Lender thereunder will require the prior written consent of the Borrower (not to be unreasonably withheld or delayed), unless an Event of Default is continuing or unless such sale, assignment, transfer or other disposition is to an Affiliate or Associate of the Lender. The Borrower agrees that it shall execute and deliver such documents as the Lender may request in connection with any such sale, assignment, transfer or other disposition. This Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their successors and permitted assigns.

13.6        Power of Attorney.

The Borrower acknowledges and agrees that its appointment of the Lender as its attorney and agent for the purposes specified in this Agreement is an appointment coupled with an interest and shall be irrevocable until all of the Obligations are paid in full and this Agreement is terminated.

13.7        Waivers, Confidentiality, Information Sharing.

(a)                                                                                 In no event shall any party hereto be liable for lost profits or other special or consequential damages.

(b)                                                                                 To the maximum extent permitted by Applicable Law, the Borrower hereby waives all rights to a hearing of any kind prior to the exercise by the Lender of its rights to repossess the Collateral without judicial process or to reply, attach or levy upon such Collateral without prior notice or hearing.

(c)                                                                                  To the maximum extent permitted by Applicable Law, the Borrower hereby waives demand, presentment, protest and notice of nonpayment.

(d)                                                                                 Failure of the Lender, at any time or times hereafter, to require strict performance by the Borrower or any other Obligor of any provision of this Agreement or any of the other Loan Documents shall not waive, affect or diminish any right of the Lender thereafter to demand strict compliance and performance therewith. Any suspension or waiver by the Lender of a Default or Event of Default under this Agreement or any default under any of the Loan Documents shall not suspend, waive or affect any other

Default or Event of Default under this Agreement or any other default under any of other Loan Documents, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character. No delay on the part of the Lender in the exercise of any right or remedy under this Agreement or any other Loan Documents shall preclude any other or further exercise thereof or the exercise of any right or remedy. None of the undertakings, agreements, warranties, covenants and representations of the Borrower and the other Obligors contained in this Agreement or any of the other Loan Documents and no Default or Event of Default under this Agreement or default under any of the other Loan Documents shall be deemed to have been suspended or waived by the Lender unless such suspension or waiver is in writing, signed by duly authorized officer(s) of the Lender and directed to the Borrower specifying such suspension or waiver.

(e)                                                                                  The Borrower hereby agrees and acknowledges that the Lender shall be permitted to share with any of its Affiliates, any information concerning the Borrower, any Obligor, this Agreement and all other Loan Documents, and the subject matter thereof, that the Lender has or will have in its possession.

13.8        Timing of Payments.

Any payment received by the Lender after 3:00 p.m. (Montreal time) on a Business Day, or on any day that is not a Business Day, shall be credited to the account of the Borrower on the following Business Day.

13.9        Judgment Currency.

If in the recovery by the Lender of any amount owing hereunder in any currency, judgment can only be obtained in another currency and because of changes in the exchange rate of such currencies between the date of judgment and payment in full of the amount of such judgment, the amount of recovery under the judgment differs from the full amount owing hereunder, the Borrower shall pay any such shortfall to the Lender, and such shortfall can be claimed by the Lender against the Borrower as an alternative or additional cause of action and any surplus received by the Lender will be repaid to the Borrower.

13.10      Severability.

If any provision of this Agreement is held to be prohibited by or invalid under Applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or remaining provisions of this Agreement.

13.11      Conflicts.

In the event there occurs any conflict or inconsistency between any provision hereof and any provision of the other Loan Documents, the provision hereof, to the extent of any such conflict or inconsistency, shall govern. Notwithstanding the foregoing, in the event there occurs any conflict or inconsistency between any provision hereof and any provision of the Intercreditor Agreement, the provisions of the Intercreditor Agreement, to the extent of any such conflict or inconsistency, shall govern.

13.12      Entire Agreement.

This Agreement and the other Loan Documents embody the entire agreement and understanding between the parties hereto and thereto and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof and may not be contradicted by evidence of prior or contemporaneous agreements of the parties. There are no unwritten oral agreements between the parties related to the subject matter of this Agreement and the other Loan Documents.

13.13      Counterpart Execution/Electronic Delivery.

This Agreement may be executed in counterpart and delivered by fax or other electronic means of delivery.

13.14      English Language.

At the request of the parties, this Agreement and the other Loan Documents have been negotiated in the English language and will be or have been executed in the English language. Les soussigné ont expressément demandé que ce document et tous les documents annexes soient rédigés en langue anglaise.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Borrower has duly executed this Agreement as of the date set out on the first page hereof.

CRH MEDICAL CORPORATION

Per:	(signed) “Richard Bear”
Name: Richard Bear
Title: CFO and Corporate Secretary

Per:	(signed) “Edward Wright”
Name: Edward Wright
Title: CEO

Signature Page to Credit Agreement

IN WITNESS WHEREOF, the Lender has duly executed this Agreement as of the date set out on the first page hereof.

KNIGHT THERAPEUTICS INC.

Per:	(signed) “Jeffrey Kadanoff”
Name: Jeffrey Kadanoff
Title: CFO

Signature Page to Credit Agreement